UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Fortune Nickel and Gold Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
New York

Date of organization
August 18, 2020

Physical address of issuer
800 Westchester Ave, Suite 641N, Rye Brook, NY 10573

Website of issuer
https://www.fortunenickelandgold.com/

Name of intermediary through the Offering will be conducted
Silicon Prairie Capital Partners, LLC.

CIK number of intermediary
0001640943

SEC file number of intermediary

008-69625

CRD number, if applicable, of intermediary
226591

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash based success fee of 6% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Luminate Bank

Type of security offered
Common Stock

Target number of Securities to be offered
50,000

Price (or method for determining price)
$0.20

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
December 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (FYE September 30, 2025)	Prior fiscal year-end (FYE September 30, 2024)
Total Assets	$3,189,345.00	$1,744,667.00
Cash & Cash Equivalents	$117,357.00	$31,798.00
Accounts Receivable	$9,775.00	$13,350.00
Short-term Debt	$45,594.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$213,733.00	$326,625.00
Cost of Goods Sold	$133,057.00	$174,460.00
Taxes Paid	$0.00	$0.00
Net Income	$1,417,935.00	-$204,089.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 10, 2026

FORM C

Up to $5,000,000.00

Fortune Nickel and Gold Inc

Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Fortune Nickel and Gold Inc, a New York Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Silicon Prairie Capital Partners, LLC. (the "Intermediary"). The Intermediary will be entitled to receive A cash based success fee of 6% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$15.00	$235.00
Aggregate Minimum Offering Amount	$10,000.00	$600.00	$9,400.00
Aggregate Maximum Offering Amount	$5,000,000.00	$300,000.00	$4,700,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.fortunenickelandgold.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 10, 2026.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.fortunenickelandgold.com/

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Fortune Nickel and Gold Inc (the "Company") is a New York Corporation, formed on August 18, 2020. The Company is currently also conducting business through its wholly owned subsidiary, ICF Industries Inc., which owns Noveda Technologies Inc., which owns Noveda Technology Inc.

The Company is located at 800 Westchester Ave, Suite 641N, Rye Brook, NY 10573.

The Company's website is https://www.fortunenickelandgold.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Fortune Nickel and Gold Inc. is a mineral exploration company focused on identifying, acquiring, and advancing mineral properties, primarily gold and nickel projects. The Company intends to generate revenue through the development, sale, joint venture, or other monetization of its mineral interests and related business operations.

The Offering

Minimum amount of Common Stock being offered	50,000
Total Common Stock outstanding after Offering (if minimum amount reached)	137,410,795
Maximum amount of Common Stock	25,000,000
Total Common Stock outstanding after Offering (if maximum amount reached)	162,360,795
Purchase price per Security	$0.20
Minimum investment amount per investor	$250.00
Offering deadline	December 31, 2026
Use of proceeds	See the description of the use of proceeds on page 38 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 52 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Existing Shareholder Priority. Holders of the Company's common stock as of the close of business on August 21, 2026 (the "Record Date") have preemptive rights to purchase their proportionate share of the shares offered at $0.20 per share. Shares not purchased pursuant to those rights will thereafter be available to other investors in the Offering.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company has only one employee and, accordingly, depends on independent contractors for most of its business operations.

The only employee of the Company is Paul Riss, who is the sole member of the Company's Board of Directors and its only executive officer. Most of the activities necessary to carry out the Company's business plan are carried out by independent contractors. The Company is reliant upon the provision of services to it by these third-party service providers to carry on its business, and a failure by one or more service providers could materially disrupt the business of the Company or impact detrimentally on its investment performance.

Mr. Paul Riss's Other Business Activities May Require a Portion of His Time and Attention.

Mr. Paul Riss, our Chief Executive Officer and sole director, holds other business and professional activities in addition to his responsibilities to the Company. These activities may require a portion of his time and attention and could, at times, limit the amount of time he is able to devote to the Company. On average, Mr. Riss devotes approximately 15 hours per week to the operations of the Company. There can be no assurance that the time Mr. Riss allocates to the Company will be sufficient to meet the needs of the business, particularly during periods of increased activity at his other business interests. In fiscal years 2025 and 2024, Mr. Riss did not take a cash salary from the Company, and he has not drawn a salary in fiscal 2026.

Our Chief Executive Officer is a defendant in a civil enforcement action brought by the SEC.

Paul Riss, the Company's Chief Executive Officer, Chief Financial Officer and sole director, has been named as a defendant in a pending civil enforcement action brought by the U.S. Securities and Exchange Commission. Mr. Riss intends to defend the action. The Company is not a defendant in the action, and no judgment or finding of liability has been entered against Mr. Riss. An adverse outcome could affect Mr. Riss's ability to continue to serve the Company in his current capacities and could adversely affect the Company.

The Company has a limited operating history, and investors have a limited basis on which to evaluate the Company's ability to achieve its investment objectives.

The Company has a limited operating history. Investors have a limited basis on which to evaluate the Company's ability to achieve its investment objectives and provide a satisfactory investment return. The Company may not be able to achieve its investment objectives and any failure to do so may adversely affect its business, financial condition, results of operations, ability to pay dividends and the market price of its common stock. Past performance of the Company should not be taken as a guide to the Company's future performance. Fortune was incorporated on August 18, 2020, and from inception to September 30, 2025, it has expended a total of $730,439 for the purchase of mineral claims and mineral exploration activities in Ontario, Canada. The primary exploration methods used for Fortune's projects include:

• Synthetic Aperture Radar (SAR) and Multispectral Data Analysis: For surface and structural analysis.

• Soil Gas Hydrocarbon (SGH) Surveys: For detecting deep-penetrating geochemical anomalies indicative of mineralization.

• Geophysical Surveys (Magnetic and Induced Polarization Surveys): For mapping geological structures and identifying potential mineralization zones.

• Historical drilling and sampling: For direct evidence of mineralization.

These methods have provided a comprehensive understanding of the geological setting and potential mineralization within our Gowan and Beck-Ottaway projects. However, the discovery of a viable ore body within our mineral claims will likely require millions of dollars in additional exploration work to fully realize the project's potential.

Fortune and ICF Industries Inc. ("ICF") were originally separate wholly owned subsidiaries of Mesa Home Resources Inc. ("MHRE"). In preparation for the separation of Fortune from MHRE, the corporate structure was reorganized so that ICF became a wholly owned subsidiary of Fortune. ICF in turn owns Noveda Technologies Inc. ("Noveda") On April 12, 2024, MHRE completed the spin-off of Fortune through a pro rata distribution of Fortune common stock to MHRE stockholders of record as of November 2, 2023. Following the spin-off, Fortune operated as an independent company, with ICF and Noveda remaining within the Fortune corporate group. ICF Industries Inc.("ICF"), was formed on January 1, 2020. ICF assists small-cap companies in meeting regulatory requirements and improving their financial reporting practices. The services include the preparation of financial statements, compliance documentation, and strategic financial planning. Its limited operating history and the nature of ICF's business, which focuses on financial reporting and advisory services, can result in irregular revenue streams. Factors such as the timing of client engagements, project-based revenues, and variability in demand for services can lead to fluctuations in revenue, making it challenging to predict future financial performance accurately.

ICF's wholly owned subsidiary, Noveda Technologies Inc. (which owns Noveda Technology Inc), was incorporated in February 2023, and also provides a limited track record of financial and operational performance. This short operating history makes it difficult for investors to accurately assess Noveda's long-term viability and potential for success. Despite its promising start and established customer relationships, the lack of extensive historical data increases the uncertainty and risk associated with evaluating Noveda's future performance and its ability to achieve sustained growth and profitability.

Risk Related to Equity and Debt Financing

As a company engaged in mineral exploration, Fortune anticipates the need for ongoing capital to finance its operations, including working capital, exploration activities, and development initiatives. The company may pursue additional financing through both equity and debt offerings, which could introduce significant risks, as detailed below:

1. Dilution of Existing Shareholders' Interests

o If we issue additional shares of stock in future equity offerings, current shareholders may experience a reduction in their proportional ownership in the Company. This dilution could negatively impact the value of existing shares, especially if new shares are issued at a lower price than current market values or if substantial additional equity is required.

o Additionally, new investors may receive rights, preferences, or privileges superior to those of existing shareholders, which could further diminish current shareholders' ability to influence Company decisions or receive dividends.

2. Market Conditions and Volatility

o The success and timing of any financing activity will depend on market conditions that are often beyond our control. In unfavorable market conditions, we may be forced to accept less favorable terms or delay our financing plans, which could impact our ability to fund key activities.

o Market volatility, particularly in the mineral exploration sector, may affect the price of our shares and our ability to attract investors. A prolonged downturn in the industry could limit our access to capital or raise the cost of such capital.

3. Increased Financial Risk from Debt Obligations

o If we choose to pursue debt financing, it may subject the company to fixed repayment obligations, regardless of our revenue levels or profitability. The addition of debt could increase our financial risk, especially if interest rates are unfavorable or if we are unable to meet our repayment terms.

o Debt covenants may restrict our ability to make certain business decisions, such as capital expenditures, acquisitions, or even issuing dividends, which could limit our operational flexibility and hinder growth prospects.

4. Impact on Financial Health and Liquidity

o Depending on the amount and terms of the financing, we could face a strain on our liquidity and cash flow, especially if the funds raised are insufficient to support our operational needs. This could result in an increased reliance on additional financing rounds, leading to a cycle of dependency on external capital.

o If we are unable to obtain necessary funding on acceptable terms, or at all, we may be forced to delay, scale back, or even abandon certain business activities or development plans. This could prevent us from realizing our full potential and diminish future shareholder value.

5. Potential for Substantial Future Financing Needs

o Given the inherently capital-intensive nature of mineral exploration, our financing needs may increase significantly over time. Large-scale exploration projects often require substantial investments, and the realization of our strategic goals may depend on continued access to both debt and equity markets.

o Our ability to attract and secure such financing will depend on various factors, including our financial performance, market conditions, and investor sentiment, each of which could vary and present additional risks.

6. Uncertain Returns and Investment Horizon

o The mineral exploration industry is high-risk and typically has a long investment horizon before achieving commercial viability. Investors should consider that returns, if any, may not be realized for an extended period and that significant capital might be required before we achieve profitability.

o There is no assurance that we will be able to raise sufficient capital in future financings, and investors could see their interests diluted or impaired without a proportional increase in the Company's market value.

A significant portion of our total assets are held in equity securities of early-stage companies, which securities are illiquid and subject to volatility, which factors could have a material adverse effect on our financial condition and results of operations.

Payments related to the consulting and accounting services performed by our subsidiary, ICF Industries, were sometimes made through equity stakes from such customers. As of September 30, 2025, and 2024, a total of $2,669,090 and $1,302,272, respectively, of our equity holdings were issued by companies whose securities trade on OTC Markets. These securities are primarily restricted and are subject to legal holding periods pursuant to Rule 144 or other applicable exemptions. The stock price of such issuers is often volatile, unpredictable, and with limited liquidity, and the value of such securities on the date of receipt compared to the date when we are able to legally sell the securities may decrease significantly. The value ascribed to our assets in our financial statements as of a particular date may be materially greater than or less than the value that would be realized if our assets were to be liquidated as of such date. Accordingly, the value of such holdings may change over time due to factors that we do not control, such as issuance of securities by such companies at lower prices or other market factors. For the years ended September 30, 2025, and 2024, due to changes in the market value of our securities portfolio we recognized an unrealized gain of $1,603,764 and an unrealized loss of $325,769, respectively. We also sold equity securities in the year ended September 30, 2025, for a realized gain of $26,700 and received cash proceeds of $160,000, which we used for working capital and exploration activities. Changes to the value of our holdings could have a material adverse effect on our financial condition and results of operations.

Exploration and development risks - The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.

Exploration for minerals is highly speculative and involves much greater risk than many other businesses. Most exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our operations are, and any future development or mining operations we may conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and development of mineral properties, such as, but not limited to:

• economically insufficient mineralized material;

• inability to find sufficient gold, nickel, copper or other metal reserves to support a profitable mining operation;

• fluctuation in production costs that make mining uneconomical;

• labor disputes;

• unanticipated variations in grade and geological characteristics;

• environmental events such as storms and flooding;

• water availability;

• difficult surface or underground conditions;

• industrial accidents;

• unexpected metallurgical response;

• mechanical and equipment performance limitations;

• geotechnical constraints; and

• decrease in the value of mineralized material due to lower prices for critical minerals.

Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues and production dates. We currently have very limited insurance to guard against some of these risks. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we will incur a write-down of our investment in these interests. All of these factors may result in losses in relation to amounts spent which are not recoverable or result in additional expenses.

Unproven Mineral Resources and the Inherent Risk of Exploration Activities.
The Company's properties are at an early stage of exploration, and no proven or probable mineral reserves have been identified. The exploration and development of mineral resources are highly speculative and involve risks that could result in substantial losses. There is no assurance that further exploration will result in the discovery of commercially viable mineral resources. Even if mineral resources are identified, the cost of development may render the project uneconomical or may deter investors from assuming the risk of the project. Investors should be aware that investing in a company with unproven mineral resources is inherently risky.

One of the principal risks faced by the company is the inherent uncertainty associated with the exploration and evaluation of mineral properties. Despite detailed assessments and investments in geological studies, the process of identifying commercially viable mineral resources remains speculative and may not lead to profitable mining operations.

Our Canadian operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Paul Riss who is the CEO, CFO and sole Director of the Company. The Company intends to enter into employment agreements with Paul Riss although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Paul Riss could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Paul Riss in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Paul Riss dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Estimates of mineral resources are subject to evaluation uncertainties that could result in project failure.

Exploration data, including geophysical studies and historical data, is interpretive and uncertain. The Company has not established any mineral resources or mineral reserves. The Company relies on third-party consultants, historical records, geophysical data, remote-sensing data, sampling, and other exploration information to identify targets for additional work. These targets may not contain mineralization of economic significance, and additional exploration may not result in the identification of any mineral resource or reserve.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Exploration and Drilling Risks

Management currently estimates that an initial drilling program of approximately three holes could be conducted with approximately $300,000 of capital allocated to Gowan, while a larger program of approximately ten holes could require approximately $1 million. The number and scope of holes drilled will depend on available financing, drilling costs, technical recommendations and the results of prior exploration work. Several risks and uncertainties could affect the outcome of this drilling program:

1. Exploration Data Interpretation: The success of our drilling program relies heavily on the accuracy of our interpretation of the exploration data. Misinterpretations or errors in the data analysis could lead to drilling in non-productive areas, resulting in wasted resources and financial loss.

2. Drilling Execution Risks: The physical process of drilling presents numerous operational risks, including equipment failure, unexpected geological conditions, and adverse weather conditions. These factors can cause delays, increase costs, and impact the overall success of the drilling program.

3. Financial Constraints: Our ability to complete the planned drilling program is dependent on securing adequate financing. Any shortfall in funding could force us to scale back or abandon our drilling plans, thereby diminishing our chances of discovering economically viable mineral deposits.

4. Regulatory and Environmental Compliance: Drilling activities are subject to stringent regulatory and environmental standards. Obtaining the necessary permits and ensuring compliance with all regulations can be time-consuming and costly. Any delays or failure to comply could halt our drilling operations and lead to legal and financial repercussions.

Regulatory Risks.
We are subject to extensive laws and regulations governing environmental protection, health and safety, labor standards, and other matters. Exploration and mining activity is subject to ongoing changes in regulatory and policy frameworks that can significantly impact business operations. Shifts in environmental laws, land use regulations, taxation policies, and export controls could alter our project economics and operational strategy. Emerging regulations aimed at reducing carbon emissions or mandating additional environmental safeguards could require Fortune to implement new technologies or modify existing processes, leading to higher operational costs and extended project timelines. Additionally, global and local geopolitical developments may prompt abrupt changes in legal standards, necessitating rapid adaptation and potentially disrupting planned activities. The uncertainty surrounding potential regulatory shifts adds a layer of unpredictability to strategic planning and resource allocation, heightening the risk of non-compliance or project reassessment. Failure to anticipate or quickly respond to new regulations could compromise Fortune's competitive position and adversely affect its long-term growth prospects.

Our exploration efforts may fail.
Even though we plan to continue to hire experts with knowledge of the Timmins mining camp, we may not discover a significant nickel or gold mine. Our maps, historical data, and geophysical work indicate exploration targets that may warrant further work; however, there is no assurance that additional exploration will identify nickel, copper, gold, or other mineral deposits of economic significance.

Our management may not be able to control costs in an effective or timely manner.
The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

The regulations to which we are subject are complex and have tended to become more stringent over time.

Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs, or lower than anticipated revenues. Failure to comply with applicable regulations could jeopardize our ability to explore, mine or sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the regulatory agency or other regulators to grant future clearances and approvals, and the suspension or withdrawal of existing approvals by such regulatory agencies. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and operating results. Canadian regulations are known for being friendly to the environment and may cause us to incur more costs than we have anticipated.

Reliability of Historical Data and Its Impact on Exploration Activities.

The Company has relied on historical data for some of its exploration properties. The reliability of historical drill hole data and other historical exploration results is subject to verification through modern exploration methods. There is no guarantee that future work will confirm the historical results or that the data will be sufficient for resource estimation. This data may not be reliable, as it was collected by third parties and may not conform to current industry standards or methodologies. As a result, the exploration activities based on this data could lead to erroneous conclusions or ineffective operations. If the historical data proves to be inaccurate or incomplete, it could significantly affect the Company's ability to identify and develop mineral resources.

Environmental and Community Impact Risk.

Exploration and mining activities can have significant environmental and social impacts. While we are committed to conducting our operations responsibly and adhering to sustainable practices, unforeseen issues may arise. These could include contamination of water sources, habitat destruction, or long-term ecological damage, which could provoke public opposition, legal challenges, and increased regulatory scrutiny. Such impacts may lead to reputational damage, strained relationships with local communities, and potential legal liabilities that could result in fines, project delays, or cessation of operations. Managing these risks necessitates thorough environmental impact assessments, community engagement initiatives, and the implementation of best practices for environmental stewardship.

Operational Risks and Uncertainties.

Our exploration activities face a range of operational risks, including equipment failure, accidents, and other unexpected disruptions, that could adversely impact our projects. These include, but are not limited to:

1. Equipment Failure: The specialized machinery and equipment used in mineral exploration are susceptible to malfunctions and failures due to wear and tear, inadequate maintenance, or unforeseen defects. Such equipment breakdowns can halt operations, necessitate costly repairs or replacements, and lead to significant project delays. The unavailability of critical spare parts or delays in acquiring them could exacerbate these interruptions.

2. Accidents and Safety Concerns: Exploration sites inherently carry a risk of accidents, including slips, trips, falls, and incidents involving heavy machinery. Safety hazards can result in injuries to personnel, which could lead to downtime, increased liability, regulatory scrutiny, and potential penalties. Moreover, serious accidents may tarnish the company's reputation and erode stakeholder confidence.

3. Natural Disruptions: Exploration activities may be interrupted by natural events such as extreme weather conditions, flooding, landslides, or seismic activity. Such occurrences can damage infrastructure, compromise safety, and necessitate emergency responses or project suspension. The unpredictability of these events adds a significant layer of uncertainty to operational timelines and costs.

4. Supply Chain Disruptions: Reliable access to necessary supplies, including fuel, construction materials, and other essential equipment, is vital. Disruptions in the supply chain, whether due to logistical issues, supplier insolvency, or geopolitical factors, can impede exploration progress and escalate costs.

5. Workforce Challenges: Maintaining a skilled and experienced workforce is crucial for the smooth running of exploration activities. Challenges such as labor shortages, strikes, or health-related issues (e.g., pandemics) could lead to workforce disruptions, decreased productivity, and increased operational costs.

6. Technical and Geological Uncertainties: Exploration projects are inherently speculative, with success contingent on accurate geological assessments and technological reliability. Errors in geological data or limitations in technology can lead to ineffective exploration efforts, increased costs, and potential project termination.

Risks Associated with Potential Partnerships and Joint Ventures:

Strategic partnerships and joint ventures offer opportunities to access additional resources, expertise, and shared investment risks. Many junior exploration companies rely on a joint venture or partnership with an established mining company, once proven reserves are uncovered. Due to the high cost of exploration and drilling, a joint venture or partnership is often a source of equity or debt financing for further exploration activities. However, there are inherent risks in forming and maintaining these collaborations. Such partnerships may not materialize due to differing priorities or unforeseen challenges during negotiations. Additionally, conflicts of interest, misaligned objectives, and disagreements over project direction or resource allocation can arise, potentially leading to operational inefficiencies and strained partnerships. In some cases, dissolving a joint venture or terminating a partnership could result in financial losses and disrupt project timelines. Effective due diligence, clear contractual agreements, and ongoing communication are essential to manage these partnership-related risks and align interests.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Market Competition Risk.

We operate in a highly competitive industry dominated by several large, well-capitalized companies. The size and resources of some of our competitors may allow them to compete more effectively and invest more aggressively in exploration, technology, and marketing. This competitive advantage can limit our ability to secure prime exploration sites, attract investment, and retain skilled personnel. Additionally, larger competitors may influence market prices and industry standards, making it challenging for smaller players like us to maintain or grow our market position. These factors could adversely impact our profitability, project success, and long-term sustainability. Addressing competitive pressures requires continuous innovation, strategic alliances, cost management, and maintaining a strong value proposition.

Reliance on Third Parties.

We rely on third parties to provide essential services and materials, including specialized equipment, technical expertise, and logistical support. We have one employee and two strategic advisors with mining expertise who are also shareholders. To limit our overhead costs during our exploration work, we hire other companies to assist us in exploration activities and to complete projections and submit required assessment work to Canada's Mining Lands Administration System. The loss or failure of these third-party providers could be materially disruptive to our progress and could cause us to forfeit some or all of our mineral rights for non-compliance with Canadian regulations. Dependence on external parties exposes us to risks such as delays in service delivery, cost overruns, and potential quality issues. Additionally, securing alternative suppliers or service providers in the event of a disruption could be time-consuming and costly, potentially impacting project timelines and costs.

Market Conditions and Commodity Prices Risk.

Fortune's financial performance and the feasibility of its projects are highly dependent on the prices of gold, nickel, copper, and other minerals. These prices are subject to significant fluctuations due to factors beyond the Company's control, such as global supply and demand dynamics, macroeconomic trends, and geopolitical events. Sudden drops in commodity prices can directly impact the company's revenue streams, project valuations, and overall profitability. Prolonged periods of low prices may render certain projects economically unviable, leading to potential write-downs of asset values or the deferral of planned exploration and development activities. Moreover, price volatility can affect investor confidence and the company's ability to attract necessary financing for operations, resulting in constrained liquidity and heightened financial risk.

The volatility of commodity markets can also influence the cost structures associated with production and development. For instance, inflationary pressures, changes in input costs, or currency fluctuations can significantly alter project expenses and profitability margins. Additionally, global trade policies, such as tariffs or export restrictions, could disrupt supply chains

or access to key markets, further complicating operational strategies. As a result, Fortune must remain adaptable and implement strategic measures to hedge against adverse market conditions while exploring alternative revenue channels to sustain long-term growth.

Exploration Risks Within the Timmins Mining Camp

• Resource Estimation Uncertainty: Any resource or reserve estimates that may be developed in the future would be subject to significant geological and estimation uncertainty. There is a risk that actual mineral reserves may not match estimates, leading to potential downgrades of resource classifications.

• Exploration Success: The Timmins mining camp, despite its historical richness in minerals, may not yield expected results in new exploration areas or depths, affecting project viability.

• Drilling and Exploration Challenges: Adverse weather conditions, equipment failure, and unexpected geological formations can delay or increase the costs of exploration projects.

• Access to Sites: Issues with gaining or maintaining access to exploration sites due to land ownership disputes, Indigenous land claims, or logistical challenges in remote locations.

• Capital Requirements: The high cost of exploration and development may require significant capital. There's a risk that the company may not be able to raise sufficient funds on favorable terms.

• Market Volatility: The prices of nickel, copper, gold, and other critical minerals are subject to global market fluctuations, which can affect the economic feasibility of mining projects.

• Permitting and Licensing: Obtaining the necessary permits and licenses for exploration and mining activities can be time-consuming and uncertain. Changes in regulations or failure to comply with existing laws can result in project delays or cancellations. Fortune has secured drilling permits for all of its 195 mineral claims, but they must be renewed every three years.

• Environmental Regulations: Stricter environmental laws and regulations, including those related to mine closures and rehabilitation, can increase costs and operational complexities.

• Environmental Impact: Exploration activities can have significant environmental impacts, leading to opposition from environmental groups and local communities. This can result in reputational damage and operational restrictions.

• Community Relations and Social License to Operate: Building and maintaining a positive relationship with local communities and Indigenous peoples is crucial. Failure to do so can lead to protests, legal challenges, and loss of social license to operate.

• Policy Changes: Changes in government policies, both domestically and internationally, can affect mineral rights, taxation, and export regulations, impacting project feasibility.

• Geopolitical Tensions: Global geopolitical developments can influence commodity prices and supply chain stability, affecting the project's economic outlook.

Risks Related to our subsidiary - ICF Industries Inc.

Limited Operating History:

• ICF was incorporated on January 1, 2020, and has a limited operating history. This short track record makes it difficult for investors to accurately assess ICF's long-term viability and potential for success. The lack of extensive historical performance data increases the uncertainty and risk associated with evaluating ICF's future performance.

Revenue Volatility:

• ICF's revenue streams can be irregular and unpredictable, influenced by the timing of client engagements and project completions. Such variability makes it challenging to forecast future financial performance accurately, potentially affecting cash flow and financial planning.

Market Competition:

• The consulting and financial reporting services market is highly competitive. ICF faces competition from larger, more established firms with greater resources. This competition may limit ICF's ability to attract and retain clients, potentially impacting growth and profitability.

Integration and Operational Risks:

• As ICF continues to grow and expand its service offerings, it faces risks associated with integrating new clients, managing larger-scale projects, and maintaining service quality. Operational inefficiencies or failures in managing these aspects could adversely affect ICF's reputation and financial performance.

Regulatory Compliance:

• ICF must comply with various regulations and standards in financial reporting and consulting, primarily those established by OTC Markets, which reflect disclosure and investor protection standards promulgated by the SEC. Any failure to adhere to these regulations could result in legal penalties, loss of business, and damage to ICF's reputation.

Economic and Market Conditions:

• ICF's business is influenced by broader economic and market conditions. Economic downturns or unfavorable market conditions could reduce the demand for consulting and financial reporting services, adversely impacting ICF's revenue and profitability.

Technological Changes:

• Rapid advancements in technology may require ICF to continually update its tools and methodologies to remain competitive. Failure to keep pace with technological changes could result in a loss of clients and reduced market share.

Dependence on Key Personnel:

• ICF's success depends on the expertise and efforts of its Chief Executive Officer, Paul Riss. The loss of Mr. Riss, or the inability to attract and retain skilled professionals, could adversely affect ICF's ability to maintain client relationships and deliver high-quality services.

Risks Related to Our Subsidiary - Noveda Technologies Inc.
Lack of Long-Term Contracts:

• Noveda does not have long-term contracts with its customers, which increases the risk of customer turnover. Customers can choose not to renew their annual subscriptions, leading to potential revenue instability and uncertainty in financial planning.

Advance Billing Model:

• While Noveda bills customers in advance for a one-year energy monitoring cycle, this billing model may expose the company to cash flow challenges if a significant number of customers decide not to renew their subscriptions.

Dependence on Customer Equipment:

• Noveda's SaaS product requires customers to have specific equipment installed on their premises to utilize the energy monitoring solutions. This dependency means that any changes in customer preferences, technological advancements, or the availability of alternative equipment could adversely affect Noveda's business.

Customer Switching Costs:

• Although customers would incur costs to switch to a new energy monitoring provider due to the need for new equipment, this switching barrier is not insurmountable. If a competitor offers superior technology or more attractive pricing, customers may still choose to switch despite the additional expense, potentially impacting Noveda's customer retention.

Reliance on Tax Incentives:

• Noveda's business model is partially supported by tax incentives for energy monitoring and solar power usage. Any changes or reductions in these tax incentives could make Noveda's products less attractive to customers, potentially reducing demand and impacting the company's revenue and profitability.

Technological and Market Evolution:

• The energy monitoring and renewable energy markets are rapidly evolving. Noveda must continuously innovate and adapt its technology to stay competitive. Failure to keep pace with technological advancements or to anticipate market trends could result in a loss of market share.

Regulatory Changes:

• Changes in energy regulations, environmental policies, or industry standards could impact Noveda's operations and the attractiveness of its products. Compliance with new regulations may require additional investments in technology and processes, affecting profitability.

Dependence on Renewable Energy Adoption:

• Noveda's success is tied to the continued adoption and growth of renewable energy sources. If the adoption of renewable energy technologies slows down or if there is a shift in policy or market focus away from renewable energy, Noveda's business could be adversely affected.

Market Competition:

• The energy monitoring market is competitive, with numerous established players and new entrants. Increased competition could lead to price pressures, reduced margins, and the need for continuous investment in product development and marketing.

Operational Risks:

• Noveda's operations involve the deployment and maintenance of monitoring equipment at customer sites. Any issues with equipment performance, installation, or maintenance could lead to customer dissatisfaction, increased costs, and potential liability claims. Our operations are currently run by part-time independent contractors. For any substantial growth, we will need to hire additional personnel.

We Might Change Our Business Plans.
Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans.

Changes in Laws Could Affect the Business.
Our business could be affected adversely by changes in the law – for example, by a law that imposes new safety requirements for our products, or a law that makes our products harder to sell.

Unpredictable Operating Costs.
Our drilling and exploration costs are unpredictable and in many cases beyond our control. If we experience bad weather or equipment failure during drilling operations, our costs may exceed our cash resources to complete our project and threaten our ability to monetize our mineral rights.

We cannot predict every risk.
In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such analysis all of the Risk Factors discussed above.

Public health epidemics or outbreaks could adversely impact our business.
In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. The extent to which public health epidemics or outbreaks impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, severity and actions required in response to an outbreak. In particular, the spread of the coronavirus globally adversely impacted exploration activities in the Timmins mining camp as various operations were halted due to the illness, and future outbreaks could have an adverse impact on our business and our financial results.

Commodity prices and global demand for critical minerals are expected to remain uncertain.
Commodity prices and demand are volatile and strongly influenced by world economic conditions. Recent volatility in commodity prices and demand may continue, which could adversely affect our ability to continue exploration and development activities.

Community disputes in the countries and territories in which the Company operates.
Some of the Company's potential operations are located in or near communities that may regard these operations as being detrimental to them. Community expectations are typically complex, with the potential for multiple inconsistent stakeholder views that may be difficult to resolve. Stakeholder opinion and community acceptance can be subject to many influences, for example, related industries, operations of other companies, or local, regional or national events in other places where the Company operates. These disputes can disrupt the Company's operations and may increase its costs, thereby potentially impacting the Company's revenue and profitability. In the extreme, the Company's operations may be a focus for civil unrest or criminal activity, which can impact its operational and financial performance, as well as its reputation.

Regulations, standards and stakeholder expectations regarding health, safety, environment and community evolve over time and unforeseen changes could have an adverse effect on the Company's business and reputation.
The resources sector is subject to extensive health, safety and environmental laws, regulations and standards alongside community and stakeholder expectations. Evolving regulation, standards and stakeholder expectations could result in increased costs, regulatory action, litigation or, in extreme cases, threaten the viability of an operation.

The Company's exploration and development of new projects might be unsuccessful.
The Company identifies new orebodies and mining properties through its exploration program and develops or expands other operations as a means of generating shareholder value. Exploration is not always successful and there is a high degree of competition to develop world-class orebodies. The Company may also not be able to source or maintain adequate project financing or may be unable to find willing and suitable joint venture partners to share the cost of developing large projects. Furthermore, project execution may not proceed as planned and project budgets and schedules may prove inaccurate, all of which may negatively impact the Company's profitability and the mineral resources from which future cash flows should come.

The Company may be exposed to major failures in the supply chain for specialist services, equipment and materials.
The Company operates within a complex supply chain depending on suppliers of materials, services, equipment, and infrastructure, and on providers of logistics. Supply chain failures, or significantly increased costs within the supply chain, for whatever reason, could have an adverse effect on the Company's business.

Joint ventures, strategic partnerships or non-managed operations may not be successful and may not comply with the Company's standards.

The Company anticipates it will participate in several joint ventures and strategic partnership arrangements, and it may enter into others, all of which involve risk. Whether or not the Company holds majority interests or maintains operational control in its joint ventures and strategic partnerships, its partners may:

• have economic or business interests or goals that are inconsistent with, or opposed to, those of the Company;

• exercise veto rights to block actions that the Company believes are in its or the joint venture's best interests; or

• be unable or unwilling to fulfill their obligations under the joint venture or other agreements, such as contributing capital to expansion or maintenance projects.

Where these joint ventures and strategic partnerships are controlled and managed by others, the Company may provide expertise and advice but have limited control over compliance with its standards and objectives. Controlling partners may take action contrary to the Company's interests or policies, resulting in adverse impact to the Company's operations, financial performance, legal liability or reputation. Additionally, there is a risk that these ventures and partnerships could create conflicts of interest if the interests of the partners diverge from those of the Company or if the individuals involved in the Company's management, including Mr. Paul Riss, have leadership roles or business interests in other companies. These conflicts could affect decision-making, lead to potential disputes, and adversely affect the Company's operations. In addition, strategic partnerships may not provide the expected benefits and could fail to deliver positive outcomes.

Commodity price risk

The price of the Company's shares, financial results and exploration, and development and mining activities in the future may be adversely affected by declines in the price of gold, nickel, and copper. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar, Canadian dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of commercial production from the Company's properties to be uneconomic. Future production from the Company's mining properties is dependent on gold prices that are adequate to make these properties economically viable.

Operational risks

The Company's planned principal operation is the exploration of metals. The Company's operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to such hazards, which could have an adverse effect on the business, results of operations and financial position of the Company.

Such risks include, without limitation, environmental hazards, tailings risks, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, actual ore mined varying

from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.

Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, losses and possible legal liability.

It is common in new processing operations to experience unexpected problems and delays during development and start-up. In addition, delays in the commencement of sustainable and profitable production often occur.

Risks Related to this Offering

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for the common stock may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our common stock is fixed and will not vary based on the underlying value of our assets at any time. Our board of directors has determined the offering price in its sole discretion. The fixed offering price for our common stock has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Common stock may not be supported by the current value of our company or our assets at any particular time.

We may amend our business policies without stockholder approval.

Our board of directors determines our growth, investment, financing, capitalization, borrowing, operations and distributions policies. Although our board of directors has no intention at present to change or reverse any of these policies, they may be amended or revised without notice to holders of our Common Stock. Accordingly, holders of our common stock will not have any control over changes in our policies.

Our management team will have broad discretion over the use of the net proceeds from our sale of our common stock, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management team will have broad discretion as to the use of the net proceeds from our sale of the common stock, if any, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

We may issue additional debt and equity securities, which may be senior to our common stock as to distributions, rights, preferences and liquidation, which could materially adversely affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our stockholders. Any preferred securities, if issued by our Company, may have a preference with respect to distributions and upon liquidation that is senior to the preference of our common stock, which could further limit our ability to make distributions to our stockholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the shares of Common Stock. Because the shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares of Common Stock may also adversely affect the price that you might be able to obtain for the shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 77% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Existing shareholders have preemptive rights and may purchase all or a substantial portion of the shares offered, which could limit the number of shares available to other investors.
Holders of the Company's common stock as of the close of business on August 21, 2026, the Record Date established by the Board of Directors, have preemptive rights to purchase their proportionate share of the shares offered in this Offering at $0.20 per share. Existing common shareholders collectively may purchase up to all 25,000,000 shares offered. If existing shareholders exercise their preemptive rights for all or a substantial portion of the shares offered, fewer shares, or potentially no shares, may remain available for purchase by other prospective investors. Shares not purchased pursuant to the preemptive rights will thereafter be available to other investors, subject to the terms of the Offering and applicable Regulation Crowdfunding requirements.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Holders of the Company's common stock have preemptive rights pursuant to Article TENTH of the Company's Restated Certificate of Incorporation and Section 622 of the New York Business Corporation Law. These rights generally provide holders with an opportunity to purchase their proportionate share of certain future issuances of equity securities on terms no less favorable than those offered to other purchasers. However, a shareholder who does not exercise applicable preemptive rights, or who is unable or unwilling to invest additional funds to do so, may experience dilution in the shareholder's percentage ownership of the Company. In addition, preemptive rights do not apply to all issuances of securities under applicable law. Future issuances of common stock, securities convertible into common stock, equity compensation or other securities may therefore result in dilution of a shareholder's percentage ownership or economic interest in the Company. The amount and effect of any dilution will depend upon the number, terms and pricing of the securities issued.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Fortune Nickel and Gold Inc. is a mineral exploration company focused on identifying, acquiring, and advancing mineral properties, primarily gold and nickel projects. The Company intends to generate revenue through the development, sale, joint venture, or other monetization of its mineral interests and related business operations.

Business Plan

Mineral Exploration Operations

The Company's principal mineral exploration asset is the Gowan Project, located approximately 25 kilometers northeast of Timmins, Ontario, Canada. The Gowan Project consists of 117 mineral claim units covering approximately 5,400 acres. The Company also holds 78 mineral claim units in the Ottaway and Beck Township areas, for a total of 195 Ontario mineral claim units.

The Company evaluates its mineral properties using historical exploration information, geological and geophysical data, remote-sensing information and field work. At Gowan, an induced polarization survey identified two geophysical anomaly areas that the Company refers to as the Northern IP Zone and Southern IP Zone. A 2023 remote-sensing assessment by Axiom Exploration Group Ltd. also identified areas for additional evaluation. These areas are exploration targets only. The Company has not established a mineral resource or reserve on any of its properties, and additional exploration and drilling will be required to determine whether economically significant mineralization is present.

The Company holds Ontario Exploration Permit PR-25-000125 for the Gowan Project, which was issued on November 13, 2025 and is effective for three years. Subject to available financing and applicable regulatory requirements, the Company intends to refine selected exploration targets, conduct field verification and undertake an initial drilling program at Gowan, followed by laboratory analysis of drill core or other samples. The scope and timing of this work will depend upon available capital, technical recommendations, contractor availability, site and weather conditions and the results of each phase of exploration. There can be no assurance that the exploration program will identify a mineral resource or reserve.

The Company also has exploration permits covering its Beck-Ottaway and Lennox project areas. Near-term activities on these properties are expected to consist primarily of claim maintenance, data review and target evaluation unless the Company determines that additional exploration is warranted.

Go For Broke Mine Evaluation

The Company has entered into an agreement with KRTL BlueSpot Inc. relating to the evaluation of eight unpatented lode mining claims near Acton, California, identified in Bureau of Land

Management records as the GO FOR BROKE 442CT 1–8 claims. The claims are located within the Angeles National Forest. The name "Go For Broke 442CT" appears to reference the 442nd Regimental Combat Team, the predominantly Japanese American U.S. Army unit that fought with distinction during World War II and adopted "Go for Broke" as its motto. The 442nd became one of the most highly decorated units in U.S. military history for its size and length of service. The Company has not established any mineral resource or reserve at the Go For Broke mine and has not determined that redevelopment of the property would be technically or economically feasible.

Noveda Technologies Inc.
Through ICF Industries Inc.'s wholly owned subsidiary, Noveda Technologies Inc., the Company provides real-time, web-based energy and water monitoring and analytics services. Noveda's services include monitoring energy and water consumption, renewable-energy system performance, historical and real-time usage data and related operating information. Noveda generates operating revenue from its existing customer base, and the Company intends to maintain its existing systems and pursue additional customers and service opportunities.

ICF Industries Inc.
Through ICF Industries Inc., the Company provides accounting, financial reporting and related consulting services, primarily to smaller public companies. Services may include bookkeeping and accounting support, preparation of financial statements, assistance with periodic disclosure reports and coordination with independent auditors. ICF does not provide independent audit or attestation services. ICF generates operating revenue from its service engagements.

Business Strategy
The Company expects its near-term operating revenues to be generated principally by ICF and its subsidiary, Noveda. Revenue from these subsidiaries is used to fund a portion of the Company's operating expenses and corporate overhead. The Company expects mineral exploration, particularly at Gowan, to require additional capital and intends to use a portion of the proceeds of this Offering for drilling and related exploration activities.

The Company also intends to pursue the steps necessary for its common stock to become publicly quoted and eligible for secondary-market trading on an appropriate OTC Markets market. The Company has not completed that process, and there can be no assurance that its common stock will become publicly quoted or that an active trading market will develop.

History of the Business

Fortune Nickel and Gold Inc. was incorporated in New York in August 2020 and was formerly a wholly owned subsidiary of Mesa Home Resources Inc. On April 12, 2024, Mesa completed the spin-off of Fortune by distributing shares of Fortune common stock on a pro rata basis to Mesa stockholders of record as of November 2, 2023. Following the distribution, Fortune became an independent company. Prior to the spin-off, Mesa internally reorganized its subsidiaries so that ICF became a wholly owned subsidiary of Fortune; ICF already owned Noveda.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mineral Exploration and Development	Acquisition, exploration, and advancement of mineral properties prospective for gold, nickel, and other minerals, including properties in the Timmins mining district of Ontario and the Go For Broke mine project in California.	Mining and mineral exploration industry; prospective joint venture partners, mining companies, and strategic investors.
Energy and Water Monitoring and Analytics	Through Noveda Technologies Inc., the Company provides web-based energy and water monitoring, renewable-energy performance monitoring, data collection and analytics, and related equipment and installation services.	Commercial, governmental and institutional customers, including building owners, municipalities, businesses, school districts and solar energy companies.
Accounting and Financial Reporting Services	Through ICF Industries Inc., the Company provides accounting, financial statement preparation, financial reporting and related consulting services. ICF does not provide independent audit or attestation services.	Primarily smaller public companies requiring accounting and financial reporting support.

The Company intends to further explore and evaluate its mineral properties for potential gold, nickel and other mineral resources. The market includes mining companies, strategic partners and participants in the precious and critical minerals industries. A portion of the Offering proceeds is expected to fund exploration, geological and geophysical evaluation, and other activities intended to advance the Company's mineral properties.

The Company's Noveda subsidiary provides cloud-based energy and sustainability monitoring services directly to commercial and institutional customers through its software platform and ongoing customer relationships. The Company's mineral exploration business does not currently produce or distribute mineral products commercially; mineral projects are advanced directly and through third-party exploration service providers and may ultimately be monetized through strategic relationships, joint ventures, sales or development arrangements with mining industry participants.

Competition

The Company competes with other mineral exploration companies for financing, qualified technical personnel, contractors, mineral properties and strategic partners. Fortune holds 195 mineral claim units in the Timmins, Ontario region. As the registered claim holder, the Company

has mineral exploration rights within its claim areas, subject to the Ontario Mining Act, applicable permitting requirements and other regulatory requirements. The Company uses historical exploration information, geological and geophysical data, remote-sensing information and other technical information to identify and prioritize exploration targets.

The Company's Noveda subsidiary competes with other providers of energy and water monitoring and data analytics services. Noveda provides web-based monitoring and analytics services to commercial, governmental and institutional customers.

The Company's ICF subsidiary competes with other accounting and financial reporting service providers that serve smaller public companies. ICF provides accounting, financial statement preparation and related financial reporting support but does not provide independent audit or attestation services.

Supply Chain and Customer Base

The Company's mineral exploration activities require geological, geophysical, remote-sensing, surveying and other technical services, which are obtained from independent consultants and specialized exploration service providers. These services are generally available from multiple providers in Ontario and other mining regions, and the Company is not dependent on a single supplier. The Company's Noveda energy monitoring business relies on cloud computing, software, communications and data services, including cloud infrastructure, together with third-party hardware and technology providers as required for customer installations. The Company does not currently require significant quantities of raw materials for commercial production because its mineral properties are in the exploration stage.

The Company's Noveda energy and water monitoring business relies on cloud computing, software, communications and data services, together with third-party hardware and technology providers as required for customer installations.

The Company's ICF subsidiary is a professional-services business and does not have a traditional physical supply chain. ICF currently relies on the services of one individual for its accounting and financial reporting work, together with commercially available accounting and financial reporting software, cloud-based data storage, communications services and other ordinary business technology. Accordingly, ICF is dependent on the continued availability of that individual to perform its services.

The Company's mineral exploration business does not currently have customers because its mineral properties have not generated revenue. The Company's current customers are primarily customers of its Noveda Technologies subsidiary and include building owners, municipalities, businesses, school districts, solar energy installation companies, and other organizations seeking to monitor, reduce and control their energy usage. Noveda provides these customers with web-based energy and water monitoring, renewable energy performance monitoring, and related data services. Noveda serves more than 100 customers, which generally pay annual subscription fees, and also generates revenue from equipment and installation services.

ICF provides accounting, financial reporting and related consulting services primarily to smaller public companies. Its services include accounting support, preparation of financial statements,

assistance with periodic disclosure reports and coordination with independent auditors and other financial reporting service providers. ICF does not provide independent audit or attestation services.

Intellectual Property

The Company's Noveda subsidiary has developed proprietary software, hosted on AWS, that monitors energy and water usage. The software is designed to provide actionable intelligence on energy and water consumption, helping users identify inefficiencies and waste, track and verify financial savings from conservation initiatives, and monitor carbon and water footprint through real-time data and feedback

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Mineral Exploration – Lennox Project	Ontario Ministry of Energy and Mines	Exploration Permit PR-25-000121 authorizing mechanized drilling	June 22, 2025	September 18, 2025
Mineral Exploration – Beck-Ottaway Project	Ontario Ministry of Energy and Mines	Exploration Permit PR-25-000122 authorizing mechanized drilling	June 22, 2025	September 18, 2025
Mineral Exploration – Gowan Project	Ontario Ministry of Energy and Mines	Exploration Permit PR-25-000125 authorizing early exploration activities, including drilling	June 22, 2025	November 13, 2025

The Company's mineral exploration activities in Ontario are subject to the Ontario Mining Act and related regulations. The Company has obtained exploration permits from the Ontario Ministry of Energy and Mines authorizing mechanized drilling and related early exploration activities on its Lennox, Beck-Ottaway and Gowan mineral claim projects. The Company's current exploration permits are effective for three-year periods and are subject to applicable provincial standards and permit-specific terms and conditions. The Company's energy monitoring business does not require a special industry-specific license.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. As disclosed under Risk Factors, the Company's Chief Executive Officer is a defendant in a pending civil enforcement action brought by the SEC. The Company is not a defendant in that action.

Other

The Company's principal address is 800 Westchester Ave, Suite 641N, Rye Brook, NY 10573

The Company conducts business in Canada and New Jersey.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Noveda Technologies Inc	C-Corporation	Delaware	February 13, 2023	100.0% indirectly owned through ICF
Noveda Technology Inc.	C-Corporation	New Jersey	June 20, 2021	100.0% indirectly owned through Noveda Technologies Inc.
ICF Industries Inc.	C-Corporation	Delaware	January 1, 2020	100.0% directly owned by Fortune

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$600	6.00%	$300,000
Campaign marketing expenses or related reimbursement	0.00%	$0	10.00%	$500,000
Estimated Attorney Fees	0.00%	$0	0.20%	$10,000
Estimated Accountant/Auditor Fees	0.00%	$0	0.40%	$20,000
Future Wages	0.00%	$0	20.00%	$1,000,000
Exploration of Gowan property	93.00%	$9,300	31.90%	$1,595,000
Exploration of Beck Ottaway	0.00%	$0	10.00%	$500,000
Exploration of Go For Broke Mine	0.00%	$0	10.00%	$500,000
Noveda operations	0.00%	$0	5.50%	$275,000
D&O insurance	1.00%	$100	1.00%	$50,000
Operating expenses	0.00%	$0	5.00%	$250,000
Total	**100.00%**	**$10,000**	**100.00%**	**$5,000,000**

The Company does not need to raise the Maximum Offering Amount to begin its planned exploration program. At lower levels of proceeds, management intends to prioritize drilling and related exploration activities at the Gowan property, after payment of applicable intermediary fees and other required Offering expenses. As additional capital is raised, the Company expects to expand its use of proceeds to the other activities described in the table above. Management estimates that raising approximately $300,000 could provide sufficient capital to conduct an initial drilling program of approximately three holes at Gowan, and that raising approximately $1,000,000 could permit a larger drilling program of approximately ten holes. These are planning estimates, and the actual number, depth and location of drill holes will depend on drilling costs, site conditions, contractor pricing and availability and other factors. The results of the drilling

program will determine the nature and extent of additional exploration activities undertaken thereafter.

The Company has discretion to modify the allocation of proceeds based on the amount raised, operating requirements and exploration results. At lower raise levels, the Company expects to prioritize Gowan exploration. If additional proceeds are available or exploration results at another property warrant additional work, management may reallocate proceeds among Gowan, Beck-Ottaway, Go For Broke mine and the other uses described above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Paul Riss

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, CFO and Director
August 18, 2020 - Present

Responsible for the overall management and strategic direction of the Company, including oversight of its mineral exploration activities and subsidiaries; financial reporting, accounting, budgeting and cash management; preparation and review of SEC and other regulatory filings; corporate governance; financing activities; investor relations; and coordination with legal counsel, auditors, technical consultants and other service providers.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Compliance Officer of Netcapital Funding Portal Inc.
March 2016 – August 2026

Responsible for overseeing the funding portal's regulatory compliance program, including compliance with Regulation Crowdfunding and applicable FINRA requirements; maintaining and administering written supervisory procedures; reviewing issuer and offering compliance matters; regulatory filings and communications; employee compliance training; and coordinating responses to FINRA and other regulatory examinations and inquiries.

Education

MBA with distinction from New York University Stern School of Business
BA with distinction from Carleton College
New York State Certified Public Accountant

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	137,360,795
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company currently has 137,360,795 shares of common stock issued and outstanding. These outstanding shares are the same class of common stock as the shares being offered and have the same voting, dividend, distribution and liquidation rights as the common stock being offered. The previously issued shares do not have rights that are superior to the offered common stock merely because they were issued earlier. However, because these shares are already outstanding, purchasers in this Offering will own only a minority percentage of the Company. The outstanding shares will dilute each purchaser's proportionate ownership, voting power and participation in any dividends, distributions or liquidation proceeds. Holders purchasing shares in this Offering will vote together with the holders of the existing common stock on matters submitted to the common stockholders and generally will not be able to control the outcome of such matters. The rights of both the existing common stock and the common stock being offered are also subject to the rights and preferences of the Company's outstanding Series A Preferred Stock, as described separately in this Offering Statement.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms or information.	Each share of common stock is entitled to one vote per share. Holders of common stock are entitled to receive dividends if, as and when declared by the Company's Board of Directors and to share ratably in assets legally available for distribution to common stockholders upon the liquidation, dissolution or winding up of the Company, after payment

	of the Company’s debts and the rights of creditors and any securities senior to the common stock. The common stock is not redeemable, has no conversion or sinking fund rights. Holders of the Company’s common stock have preemptive rights pursuant to Article TENTH of the Company’s Restated Certificate of Incorporation and Section 622 of the New York Business Corporation Law. Subject to the terms and exceptions provided by Section 622, these rights generally entitle holders to an opportunity to purchase their proportionate share of certain future issuances of equity securities on terms no less favorable than those offered to other purchasers. The rights of the common stock are subject to the voting rights of the Series A Preferred Stock, which represents 70% of the Company’s total voting power. The Series A Preferred Stock also has separate class approval rights regarding amendments that would adversely affect its special rights or powers. The Series A Preferred Stock is nonconvertible and does not participate in the economic ownership of the Company's common stock.

Type of security	Series A Preferred Stock
Amount outstanding	1,000,000
Voting Rights	The outstanding Series A Preferred Stock is collectively entitled to voting power equal to 70% of the total votes that may be cast by all outstanding voting securities.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Series A Preferred Stock limits and qualifies the rights of the shares of Common Stock being offered primarily through its voting rights. The Series A Preferred Stock has voting power equal to 70% of the total voting power of the Company. Accordingly, although each share of common stock represented by a share is entitled to one vote, the holders of the common stock, including purchasers in this Offering, will collectively hold a minority of the Company's voting power and generally will not be able to control the outcome of matters submitted to shareholders. The holder of the Series A Preferred Stock controls or substantially influences the election of directors, amendments to the Company's governing documents, issuances of additional securities, mergers, sales of assets and other significant corporate transactions requiring shareholder approval. The Series A Preferred Stock also has separate class approval rights with respect to any amendment, alteration or repeal of its special rights or powers that would adversely affect the Series A Preferred Stock. The Series A Preferred Stock is not convertible into common stock and therefore does not itself dilute the number or percentage ownership of outstanding common shares on an as-converted basis. However, its superior voting rights materially limit the voting influence of the holders of the shares of Common Stock being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%

Other Material Terms or information.	The Company has 1,000,000 shares of Series A Preferred Stock issued and outstanding. The Series A Preferred Stock is not convertible into common stock. The Series A Preferred Stock has voting power equal to 70% of the total number of votes that may be cast by all of the Company's outstanding voting securities, including the common stock and any other voting preferred stock. Accordingly, the holder of the Series A Preferred Stock controls or substantially influences matters submitted to shareholders, including the election of directors and approval of significant corporate actions. The Series A Preferred Stock also votes separately as a class with respect to any amendment, alteration or repeal of its special rights or powers that would adversely affect the Series A Preferred Stock. Such an action requires the written consent or affirmative vote of the holders of at least a majority of the outstanding Series A Preferred Stock. The Series A Preferred Stock does not have conversion rights and does not represent common-stock equivalents for purposes of calculating fully diluted common-stock ownership. The Series A Preferred Stock does not have preemptive rights.

Type of security	Common Stock Purchase Warrants
Amount outstanding	Warrant to purchase 100,000 shares of Common Stock
Voting Rights	None. The warrant does not have voting rights prior to exercise. Shares of Common Stock issued upon exercise of the warrant will have one vote per share.
Anti-Dilution Rights	The exercise price and number of shares issuable upon exercise are subject to customary adjustment for stock dividends, stock splits, combinations of shares, reorganizations, mergers and similar events. The warrant does not contain price-based anti-dilution protection.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The warrant is exercisable for up to 100,000 shares of Common Stock at an exercise price of $0.10 per share. If exercised, the issuance of the underlying shares would increase the number of outstanding shares of Common Stock and would dilute the percentage ownership of existing common stockholders, including purchasers in this Offering.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Approximately 0.073% assuming exercise of the warrant immediately prior to the Offering.

Other Material Terms or information.	The warrant was issued on October 17, 2024, to the Beling Family Trust and is exercisable, in whole or in part, for up to 100,000 shares of Common Stock at $0.10 per share through 5:00 p.m., New York time, on September 30, 2029. The warrant may be transferred, in whole or in part, subject to applicable securities laws and the terms of the warrant.

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	QuickBooks Capital/WebBank
Amount outstanding	$1,078.00 as of 8/26/2026
Interest rate and payment schedule	Monthly payments of $1,078 until paid in full. 13.99% interest rate
Amortization schedule	$1,078 per month
Describe any collateral or security	N/A
Maturity date	September 24, 2026
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Amount Sold	Use of Proceeds / Consideration	Offering Date	Exemption from Registration Used or Public Offering
Common Stock and Warrant	100,000	$10,000.00	operating expenses	October 17, 2024	Section 4(a)(2)
Common Stock	20,000,000	$20,000.00	operating expenses	April 28, 2025	Section 4(a)(2)
Common Stock	300,000	$30,000.00	No cash proceeds were received. The shares were issued as consideration for advisory services	June 4, 2024	Section 4(a)(2)

In 2025, the Company filed a Form 1-A for a proposed Regulation A offering. The offering was not qualified, no securities were sold pursuant to the offering, and the Company subsequently elected not to proceed with it.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $27,492,159. This calculation includes the outstanding common stock and the 100,000 shares issuable upon exercise of the outstanding warrant. No common-stock-equivalent shares are attributed to the Series A Preferred Stock because it is nonconvertible; however, the Series A Preferred Stock carries 70% of the Company's voting power.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Fortune Nickel and Gold Inc. is a New York corporation that operates as an independent company. Fortune was formerly a wholly owned subsidiary of Mesa Home Resources Inc., formerly known as Here To Serve Holding Corp. On April 12, 2024, Mesa completed a spin-off of Fortune by distributing Fortune common stock on a pro rata basis to Mesa's stockholders. Each eligible Mesa stockholder received one share of Fortune common stock for each share of Mesa common stock held on the November 2, 2023 record date. Fortune has two classes of outstanding equity securities: common stock and Series A Preferred Stock. As of August 31, 2026, the Company had 137,360,795 shares of common stock and 1,000,000 shares of Series A Preferred Stock outstanding. The Company is authorized to issue up to 400,000,000 shares of common stock and

10,000,000 shares of preferred stock. The Company also has an outstanding warrant to purchase 100,000 shares of common stock at an exercise price of $0.10 per share. The common stock is held by the former stockholders of Mesa and by persons who subsequently acquired shares directly from Fortune. Each outstanding share of common stock is entitled to one vote and participates proportionately in the economic ownership of the Company, subject to the rights of the Series A Preferred Stock. Paul Riss, the Company's Chief Executive Officer and sole director, is the Company's controlling stockholder. He holds the outstanding Series A Preferred Stock and shares of common stock and has approximately 77% of the Company's voting power prior to the Offering. The Series A Preferred Stock is not convertible into common stock. However, the outstanding Series A Preferred Stock is collectively entitled to voting power equal to 70% of the total votes that may be cast by all outstanding voting securities. As a result, Mr. Riss can control or substantially influence the election of directors and other matters submitted to stockholders, including significant financings, amendments to the Company's governing documents, mergers, sales of assets and other corporate transactions. The securities sold in this Offering will be shares of common stock. Investors will acquire the same economic and voting rights as other common stockholders, but they will not receive the special voting-control rights of the Series A Preferred Stock. The issuance of additional common shares in the Offering will dilute the percentage economic ownership of existing common stockholders. However, because the Series A Preferred Stock is entitled to 70% of the Company's total voting power, the Offering is not expected to eliminate Mr. Riss's voting control. Fortune is the parent company of its operating subsidiaries. Fortune wholly owns ICF Industries Inc., which provides accounting, financial reporting and advisory services. ICF, in turn, owns Noveda Technologies Inc., which conducts the Company's energy and water monitoring and analytics business. The financial results of Fortune, ICF and Noveda are included in the Company's consolidated financial statements.

Below the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Paul Riss	77%

Following the Offering, the Purchasers will own approximately 0.0364% of the Company's outstanding common stock if the Minimum Amount is raised and approximately 15.4% if the Maximum Amount is raised. If the Company's outstanding warrant to purchase 100,000 shares of common stock is fully exercised, the Purchasers would own approximately 0.0364% of the outstanding common stock if only the Minimum Amount is raised and approximately 15.39% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company's principal business objective is to create value through the discovery, evaluation and potential development of gold, nickel and other mineral resources. Its most important operational and financial milestones are therefore tied to advancing its mineral properties,

particularly the Gowan Project in Ontario. The Company's anticipated milestones include maintaining its mineral claims and exploration permits in good standing; completing additional geological, geophysical and historical-data analysis; refining drill targets; conducting an initial drilling program; obtaining and analyzing assay results; and determining whether the drilling results justify additional exploration. If exploration results are encouraging, later milestones may include additional drilling, preparation of a mineral resource estimate, metallurgical and environmental studies, preliminary economic analysis, strategic partnerships, joint ventures or other steps toward potential development. The Company's primary exploration objective at Gowan is to identify economically significant gold mineralization. The Company also intends to evaluate the property's potential for nickel and other base metals. Nickel is an important component of certain electric-vehicle battery technologies, and management believes that the exploration and potential development of domestic and North American nickel resources may contribute to the transition toward lower-carbon transportation and reduced dependence on foreign mineral supply chains. The Company's broader mission is to pursue business activities that support environmental responsibility and more efficient use of natural resources. This mission is reflected in the Company's mineral exploration strategy, Noveda Technologies, Inc.'s energy and water monitoring business and ICF Industries Inc.'s financial reporting and consulting activities. Noveda provides technology and services that allow customers to monitor energy and water consumption, evaluate renewable-energy performance, identify inefficiencies and improve resource management. The Company believes that better measurement and management of energy and water use can help customers reduce waste, operating costs and environmental impact. ICF provides accounting, financial reporting and related consulting services to smaller public companies, including companies engaged in environmentally conscious, renewable-energy, sustainability and natural-resource businesses. ICF and Noveda generate operating revenues that help pay corporate overhead and other operating costs while the Company pursues mineral exploration activities that may require substantial capital and may not produce revenue for an extended period. The Company faces liquidity challenges. Operations for the year ending September 30, 2026 are expected to be similar to FY 2025, with revenue in excess of $200,000. Outstanding loans to QuickBooks have been paid down, and as of July 30, 2026, the QuickBooks loan is approximately $2,000. The Company's cash balance on July 30, 2026, is approximately $77,900. As of September 30, 2025, the Company had a cash balance of $117,357, current liabilities of $218,133, and negative working capital of $91,001. It used $150,035 of cash in operating activities during the year ended September 30, 2025. The Company has historically funded its activities through operating revenues, sales of investment securities, sales of common stock, and borrowings. The Company expects to require additional capital to maintain its mineral claims, conduct drilling and other exploration work, pay laboratory and consulting costs, support Noveda and ICF, maintain audited financial statements and public-company disclosure, and pursue quotation of its common stock on an appropriate OTC Markets market. The Company may seek funding through this offering, additional equity financings, loans, sales of investment securities, strategic partnerships, joint ventures or other arrangements. There can be no assurance that sufficient financing will be available when required or on terms acceptable to the Company.

The Company intends to explore for potentially significant gold and nickel mineralization and, if successful, use any resulting discovery to create shareholder value.

Liquidity and Capital Resources

The Offering proceeds are expected to increase the Company's liquidity and provide capital for drilling, geological and geophysical work, laboratory assays, technical consultants, mineral claim maintenance and other activities necessary to advance the Company's mineral properties. Unlike a typical operating company that may use offering proceeds primarily to increase production or

sales, Fortune must invest capital in exploration before it can determine whether its mineral claims contain economically significant gold, nickel or other mineralization. The Company's principal objective is to use the Offering proceeds to test selected exploration targets, particularly at the Gowan Project. Favorable drilling and assay results could provide technical evidence regarding the presence, location, grade and extent of mineralization. Additional work could then include follow-up drilling, geological modeling, metallurgical testing, preparation of a mineral resource estimate and preliminary economic analysis. This information could help the Company better document and support the potential value of its mineral properties. If the Company identifies significant gold, nickel or other mineralization, management believes that the Company may have several alternatives for obtaining the additional capital and technical resources required to expand its exploration activities. These alternatives may include raising additional equity capital at a higher valuation or price per share, obtaining a strategic investment, entering into a joint venture or option arrangement with an established mining company, selling all or part of a mineral property, or pursuing a sale or other strategic transaction involving the Company. A larger mining company may have the capital, personnel, equipment and technical expertise needed to conduct extensive drilling, complete economic and environmental studies, obtain development permits and, if warranted, construct and operate a mine. Accordingly, the Company does not necessarily expect to finance and develop a producing mine entirely on its own. A successful discovery could allow Fortune to continue advancing the property itself, share the costs and risks through a joint venture, or realize value through a property sale or corporate transaction. In the near term, the Offering proceeds are expected to improve liquidity by providing cash for exploration and other operating requirements and reducing the Company's immediate dependence on sales of investment securities, borrowings and revenues from Noveda and ICF. The proceeds should also allow management to conduct a more substantial and coordinated exploration program than would be possible using the Company's existing resources alone. The Offering proceeds will not, however, be sufficient to construct and operate a commercial mine. Mineral exploration and development require substantial additional capital, and the Company expects that further financing would be required even if the initial drilling results are favorable. There can be no assurance that drilling will identify significant mineralization, that the Company will establish a mineral resource or reserve, that favorable exploration results will increase the value of the Company or its shares, or that a joint venture, property sale, additional financing or other strategic transaction will be available on acceptable terms. If exploration results are not favorable, the proceeds may be expended without generating revenue or materially increasing the value of the Company's mineral properties.

The Company has the following sources of capital in addition to the proceeds from the Offering: Historically, the Company's principal source of capital, apart from operating revenues, has been the sale of equity securities held in its investment portfolio. Many of these securities were originally received by ICF Industries Inc. as compensation for accounting, financial reporting and consulting services. The Company has sold portions of this portfolio as liquidity was needed to fund operations, mineral claim maintenance, exploration expenditures and other corporate costs. During the fiscal year ended September 30, 2025, the Company received $160,000 from sales of investment securities. The Company's other sources of capital have included revenues generated by Noveda and ICF, sales of the Company's common stock, loans and lines of credit, and advances from related parties. During fiscal 2025, the Company received $30,000 from the sale of common stock and $75,000 from borrowings. The Company may continue to use these sources, together with proceeds from this Offering, to fund its activities. The Company held equity securities with a reported fair value of $2,669,090 as of September 30, 2025. These securities represent a potential source of additional liquidity, but their market values may fluctuate, and some may have limited trading volume. Accordingly, the Company may not be able to sell them at their reported values or at the time cash is needed. If exploration results demonstrate potentially significant gold, nickel

or other mineralization, the Company believes additional sources of capital may become available. These may include additional equity financings, strategic investments, property-level financing, joint ventures or option agreements with established mining companies, or the sale of all or part of a mineral property or the Company itself. A discovery may improve the Company's ability to raise capital at a higher valuation, but there can be no assurance that a discovery will occur or that financing or strategic transactions will be available on favorable terms.

Capital Expenditures and Other Obligations

The Company does not currently anticipate material purchases of property, plant or equipment apart from the exploration and other expenditures described under "Use of Proceeds." Exploration-stage expenditures are generally expensed as incurred. If the Company establishes proven or probable mineral reserves or otherwise determines that a mineral deposit is economically viable, certain subsequent mine-development expenditures may qualify for capitalization as part of the carrying amount of the related mineral property in accordance with U.S. GAAP.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 25,000,000 shares of Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated subject to the preemptive rights of existing common shareholders described herein. Shares remaining available after expiration of the preemptive-right exercise period will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Luminate Bank until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the

cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000.00 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment), that an Intermediate Close will occur and funds will be released to the Company Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through Silicon Prairie Capital Partners, LLC., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

A cash based success fee of 6.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 400,000,000 shares of common stock, par value $0.001 per share, of which 137,410,795 common shares will be issued and outstanding, and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, of which 1,000,000 preferred shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Preemptive Rights. Holders of the Company's common stock have preemptive rights pursuant to Article TENTH of the Company's Restated Certificate of Incorporation and Section 622 of the New York Business Corporation Law. Subject to applicable law, when the Company proposes to issue additional common stock for cash, holders entitled to such rights generally have the opportunity to purchase their proportionate share of the securities being issued on terms no less favorable than those offered to other purchasers. The common stock being issued in this Offering will have the same preemptive rights following issuance.

Voting and Control

The Securities have the following voting rights: one vote per share.

Each share of Common Stock is entitled to one vote. However, the Company's outstanding Series A Preferred Stock has super voting rights and is collectively entitled to voting power equal to 70% of the total votes that may be cast by all outstanding voting securities of the Company. Accordingly, the holders of Common Stock, including investors purchasing shares in this Offering, collectively hold 30% of the Company's total voting power while the Series A Preferred Stock remains outstanding. As a result, purchasers of Common Stock in this Offering will have limited ability to influence the election of directors or other matters submitted to shareholders.

The outstanding Series A Preferred Stock is held by Paul Riss, the Company's Chief Executive Officer and sole director, who therefore controls the Series A voting power.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have price-based or contractual anti-dilution rights. Holders do, however, have the preemptive rights described above

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the shares of Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY

TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Paul Riss
Relationship to the Company	CEO, CFO and Director
Total amount of money involved	$32,662.00
Benefits or compensation received by related person	None. The advances are expected to be repaid.
Benefits or compensation received by Company	Enabled the Company to make timely payments to vendors.
Description of the transaction	The CEO regularly advances money to the Company.

Securities

Related Person/Entity	Paul Riss
Relationship to the Company	CEO, CFO and Director
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	20,000,000 shares of common stock of the Company.
Benefits or compensation received by Company	The Company received cash to pay for expenses.
Description of the transaction	20 million shares of common stock were sold to the CEO on April 28, 2025

Conflicts of Interest

Mr. Riss, the Company's Chief Executive Officer, Chief Financial Officer and sole director, has approved certain transactions between himself and the Company without independent director or disinterested stockholder review, because he is currently the Company's only director. These transactions include:

- The issuance of 1,000,000 shares of Series A Preferred Stock to Mr. Riss as compensation for his service as a director, which Mr. Riss approved in his capacity as sole director. This Series A Preferred Stock carries voting power equal to 70% of the Company's total voting power, as described under "Ownership."

- The Company's issuance of 20,000,000 shares of common stock to Mr. Riss for cash consideration of $20,000, which Mr. Riss approved on behalf of the Company as Chief Executive Officer.

Because Mr. Riss is the Company's sole director, all transactions between Mr. Riss and the Company have been and will continue to be approved solely by Mr. Riss, without the review of an independent or disinterested board. Investors should consider this concentration of control and approval authority when evaluating an investment in the Company.

In addition, Mr. Riss served as Chief Compliance Officer of Netcapital Funding Portal Inc., a funding portal registered with the SEC and FINRA, from March 2016 through August 2026. Netcapital is not the intermediary for this Offering.

OTHER INFORMATION

Bad Actor Disclosure

Based on available information, including the pending SEC action described under Risk Factors, the Company is not currently subject to any Bad Actor Disqualifications under Rule 503 of Regulation Crowdfunding, as no injunction, order or final adjudication has been entered in that matter.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Paul Riss
(Signature)

Paul Riss
(Name)

CEO, CFO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Paul Riss
(Signature)

Paul Riss
(Name)

CEO, CFO and Director
(Title)

September 10, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Subscription Agreement
Exhibit C	Offering Page
Exhibit D	Transcript of Offering Page

FORTUNE NICKEL AND GOLD INC

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

FORTUNE NICKEL AND GOLD INC

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

ALOBA, AWOMOLO & PARTNERS
(Chartered Accountants)
Floor 4, Providence Court, Ajibade Bus Stop, Beside CocaCola Ibadan, Oyo State, Nigeria
Tel: 08055439586, 08034725835
Email: audits@alobaawomolo.org; alobaawomolopartners@gmail.com; website: www.alobaawomolo.org

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Fortune Nickel and Gold Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Fortune Nickel and Gold Inc. as of September 30, 2025 and 2024, and the related statements of operations, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of Fortune Nickel and Gold Inc. as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Aloba, Awomolo & Partners – PCAOB ID #7275

We have served as the Group's auditor since 2025.

Ibadan, Nigeria

March 2, 2026

Fortune Nickel and Gold Inc
Consolidated Balance Sheets

	September 30, 2025	September 30, 2024
ASSETS		
Current Assets		
Cash	$ 117,357	$ 31,798
Accounts receivable, trade	9,775	13,350
Total current assets	127,132	45,148
Equity securities at fair value	2,669,090	797,163
Equity method investments	-	505,109
Capitalized software	51,125	55,249
Mineral interests	341,998	341,998
TOTAL ASSETS	$ 3,189,345	$ 1,744,667
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 64,457	$ 94,245
Due to related parties	32,662	35,324
Deposits	-	-
Loans payable	45,594	-
Deferred revenue	75,420	91,821
Total current liabilities	218,133	221,390
Commitments and contingencies	-	-
Shareholders' equity		
Preferred stock, par value $.001, 10,000,000 shares authorized		
and 1,000,000 outstanding	1,000	1,000
Common stock, par value $.001, 400,000,000 authorized		
137,360,795 and 117,260,795 outstanding	137,361	117,261
Additional paid in capital	39,600	29,700
Retained earnings	2,793,251	1,375,316
Total shareholders' equity	2,971,212	1,523,277
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 3,189,345	$ 1,744,667

The accompanying notes are an integral part of these consolidated financial statements.

Fortune Nickel and Gold Inc
Consolidated Statements of Operations

	For the Year Ended	
	September 30, 2025	September 30, 2024
Revenues	$ 213,733	$ 326,625
Cost of revenues	133,057	174,460
Gross Profit	80,676	152,165
Expenses:		
General and administrative	35,662	63,291
Exploration costs	76,395	73,739
Professional services	65,182	96,540
Total operating expenses	177,239	233,570
Income from operations	(96,563)	(81,405)
Other income (expenses):		
Unrealized gain (loss) on investments	1,603,764	(325,769)
Equity in earnings (loss) of KRTL Holding Group, Inc.	(103,646)	207,209
Realized gain (loss) on investments	26,700	-
Interest expense	(8,196)	-
Amortization of intangible assets	(4,124)	(4,124)
Total other income (expenses)	1,514,498	(122,684)
Net income (loss) before income taxes	1,417,935	(204,089)
Income tax expense	-	-
Net income (loss)	$ 1,417,935	$ (204,089)
Basic net Income (loss) per share	$ 0.01	$ (0.00)
Diluted income (loss) per share	$ 0.01	$ (0.00)
Weighted average number of shares outstanding		
Basic	125,704,835	117,057,224
Diluted	125,704,835	117,057,224

The accompanying notes are an integral part of these consolidated financial statements.

Fortune Nickel and Gold Inc
Consolidated Statements of Shareholders' Equity
For the Years Ended September 30, 2025 and 2024

	Common Shares	Common Stock, Par	Preferred Shares	Preferred Stock, Par	Additonal Paid in Capital	Retained Earnings	Total Shareholders' Equity
Balance, September 30, 2023	116,960,795	$ 116,961	-	$ -	$ -	$ 1,580,405	1,697,366
Issuance of preferred stock	-	-	1,000,000	1,000	-	(1,000)	-
Stock-based compensation	300,000	300	-	-	29,700	-	30,000
Net loss year ended September 30, 2024	-	-	-	-	-	(204,089)	(204,089)
Balance, September 30, 2024	117,260,795	117,261	1,000,000	1,000	29,700	1,375,316	1,523,277
Sale of common stock	20,100,000	20,100	-	-	9,900	-	30,000
Net income year ended September 30, 2025	-	-	-	-	-	1,417,935	1,417,935
Balance, September 30, 2025	137,360,795	$ 137,361	1,000,000	$ 1,000	$ 39,600	$ 2,793,251	$ 2,971,212

The accompanying notes are an integral part of these consolidated financial statements.

Fortune Nickel and Gold Inc
Statements of Cash Flows

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024
OPERATING ACTIVITIES		
Net income (loss)	$ 1,417,935	$ (204,089)
Adjustment to reconcile net income (loss) to net cash used in operating activities:		
Bad debt allowance	8,300	13,741
Amortization	4,124	4,124
Non-cash revenue from the receipt of equity	-	(94,500)
Unrealized loss on investments	(1,603,764)	325,769
Realized loss (gain) on investment	(26,700)	-
Stock-based compensation	-	30,000
Equity in earnings of unconsolidated investee	103,646	(207,209)
Changes in operating assets and liabilties:		
Accounts receivable	(4,725)	(1,814)
Accounts payable and other current liabilities	(29,788)	71,209
Deferred revenue	(16,401)	23,214
Related party payable	(2,662)	29,645
Net cash used in operating activities	(150,035)	(9,910)
INVESTING ACTIVITIES		
Proceeds from sale of investment	160,000	-
Purchase of mineral interests	-	(1,118)
Net cash provided by (used in) investing activities	160,000	(1,118)
FINANCING ACTIVITIES		
Sale of common stock	30,000	-
Proceeds from loans	75,000	-
Principal payment on loans	(29,406)	-
Cash flow from financing activities	75,594	-
Net increase (decrease) in cash	85,559	(11,028)
Beginning cash	31,798	42,826
Ending Cash	$ 117,357	$ 31,798
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$ -	$ -
Cash paid for interest	$ 8,196	$ -
Supplemental Non-Cash Financing Information:		
Preferred stock issuance	$ -	$ 1,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS AND ORGANIZATION

History of Organization

Fortune Nickel and Gold Inc (the "Company," "we," or "our") was incorporated in the State of New York on August 14, 2020, to pursue the acquisition, exploration and development of mining properties in prolific jurisdictions, and began accumulating single cell mining claims.

Fortune owns mineral rights on 195 unpatented mining claims in the Timmins Mining Camp, Ontario, Canada, for the purpose of exploration and potential development of nickel, gold, copper, and other metals on a total of approximately 9,200 acres. Fortune's goal is to mine metals that sustain the global economy and replace fossil fuels with low-carbon energy. Metals such as copper facilitate the generation, storage, and transmission of electricity, and nickel is a key component in the batteries of electric vehicles. Fortune's 195 mining claims lie at the core of the Abitibi Greenstone Belt, which contains some of the world's largest deposits of gold, copper, zinc, nickel, and platinum-group metals. Nickel is a crucial battery metal in the electric vehicle supply chain.

The consolidated financial statements include the Company's wholly owned subsidiary, ICF Industries Inc. ("ICF"), that provides financial reporting and advisory services to small-cap companies, and energy monitoring services to more than 100 customers, through its subsidiary Noveda Technologies Inc. ICF also owns minority positions in publicly traded companies that it received by providing its advisory services. ICF accounts for all the Company's revenues, which primarily come from energy monitoring services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after the elimination of significant intercompany balances and transactions. The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America. The Company has a September 30 fiscal year end.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to income tax valuation allowance, and the allowance for doubtful accounts. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience, and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. The Company has no cash equivalents. The Company uses one financial institution for its cash balances and has not maintained cash balances that exceed federally insured limits.

Investments

The Company follows ASU No. 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*, for the recognition, measurement, presentation, and disclosure of financial instruments.

Mineral properties (mineral rights)

Mineral properties represent costs to acquire the Company's legal rights to explore mineral claims. These costs are capitalized at historical cost and include claim acquisition and staking costs and other direct costs necessary to obtain the legal right to explore. Annual claim maintenance fees and other recurring property holding costs incurred to keep claims in good standing are expensed as incurred.

Exploration and evaluation costs

Exploration and evaluation expenditures are costs incurred by the Company to assess mineral properties and determine the potential for economic extraction. All exploration and evaluation expenditures incurred prior to the establishment of proven and probable reserves are expensed as incurred.

These exploration and evaluation expenditures include:

- researching and analyzing historical exploration data.
- gathering exploration data through topographical, geochemical, and geophysical studies.
- exploratory drilling, trenching, and sampling.
- determining and examining the volume and grade of the resource; and
- compiling pre-feasibility and feasibility studies.

Once proven and probable reserves have been established and the commercial viability of extracting a mineral resource is demonstrable, further development costs are capitalized.

Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators are present, the Company evaluates recoverability and recognizes an impairment loss as appropriate.

Revenue Recognition

The Company recognizes revenue based upon the provisions of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." Topic 606 uses the following five-step model:

• Identification of the contract, or contracts, with a customer.
• Identification of the performance obligations in the contract.
• Determination of the transaction price.
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as the Company satisfies a performance obligation.

The Company recognizes revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in

exchange for those goods or services. The Company's contracts generally do not include significant financing components, and the Company does not have variable consideration.

The Company generates revenue from the following sources:

Subscription revenue (energy monitoring)

The Company provides subscription-based energy monitoring services. The performance obligation is a stand-ready obligation to provide access to the monitoring platform and related services over the subscription term. Subscription revenue is recognized over time on a straight-line basis over the contractual subscription period, as the customer simultaneously receives and consumes the benefits of the Company's services.

Customers are generally billed annually in advance. Amounts billed in advance are recorded as contract liabilities (deferred revenue) and recognized as revenue over the subscription term as the performance obligation is satisfied.

Installation and equipment sales

The Company sells monitoring equipment and may provide installation services. Equipment revenue is recognized at the point in time when control of the equipment transfers to the customer, which generally occurs upon delivery or upon completion of installation, depending on contract terms. When installation services are provided, the Company evaluates whether installation is distinct from the equipment. If installation is distinct, installation revenue is recognized as the installation services are performed. If installation is not distinct and the equipment and installation are combined into a single performance obligation, revenue is recognized when the combined performance obligation is satisfied, generally upon completion of installation and transfer of control.

Consulting and professional services (cash and noncash consideration)

The Company provides consulting and professional services, which may include advisory and support services and, in certain cases, preparation of financial statements for public company customers. The performance obligation is to deliver the specified service or services identified in the contract or engagement.

Revenue from consulting and professional services is recognized at a point in time when the related services are completed and the Company's performance obligation has been satisfied, such as upon the filing of a quarterly or annual report or upon completion of the contracted services, or otherwise in accordance with the specific terms of the applicable contract. The Company does not recognize consulting revenue over time because its performance does not create or enhance an asset controlled by the customer and the customer does not simultaneously receive and consume the benefits of the Company's performance prior to completion.

Amounts billed in advance of performance, if any, are recorded as contract liabilities and recognized as revenue when the related services are completed.

In certain arrangements, the Company receives equity securities as consideration for services. Noncash consideration is measured at fair value at contract inception in accordance with ASC 606. If the equity securities are publicly traded, fair value is generally based on quoted market prices on the measurement date. If the equity securities are not publicly traded, or if quoted prices are not available, fair value is estimated using observable transactions for the same or similar securities, recent financing prices, or other valuation techniques consistent with the fair value measurement guidance. The equity securities received are recognized as investments and are subsequently accounted for in accordance with ASC 321, with changes in fair value recognized in earnings.

Significant judgments

The Company's significant judgments related to revenue recognition primarily involve identifying performance obligations and determining whether installation services are distinct from related equipment sales. The Company's contracts do not include variable consideration.

Contract assets

The Company's contracts are typically billed in advance for subscription services or billed upon completion of services for consulting and professional services. As a result, the Company does not have contract assets, as it does not typically perform services in advance of billing. Contract asset balances were zero as of September 30, 2025 and 2024.

Remaining performance obligations

The Company's subscription terms are typically one year or less. As of September 30, 2025 and 2024, the Company had contract liabilities of $75,420 and $91,821, respectively, which are expected to be recognized as revenue over the succeeding twelve months as the related services are provided.

Disaggregation of Revenue

Revenue is from U.S.-based companies with no notable geographical concentrations as the Company's products are available on a web-based remote basis. A distinction exists in revenue source; revenues are either generated by our data visualization service that provides energy monitoring and equipment, or from our consulting services.

Revenues disaggregated by revenue source consist of the following:

	Year Ended September 30, 2025	Year Ended September 30, 2024
Consulting services (cash)	$ 17,621	$ 28,123
Consulting services (equity securities)	-	94,500
Subscription revenue (energy monitoring)	179,702	178,338
Installation and equipment sales	16,410	25,664
Total revenues	$ 213,733	$ 326,625

Cost of Services

The cost of services consists of direct costs that the Company pays to third parties to provide the services that generate revenue.

Fair Value of Financial Instruments

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or

liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset's estimated fair value and its book value. During the years ended September 30, 2025 and 2024, the Company incurred impairment losses of $0.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Based on the Company's history of losses, it has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to foreign, federal, state, and local income taxation though it has not been since inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company's net income applicable to common shareholders by the weighted average number of shares of common stock during the period. Diluted earnings per share is calculated by dividing the Company's net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued the following recent accounting pronouncements:

1. ASU 2024-03 – *Expense Disaggregation Disclosures*: This update requires companies to provide more detailed breakdowns of certain expenses in financial statement notes, effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.
2. ASU 2023-08 – *Accounting for and Disclosure of Crypto Assets*: This update provides guidance on accounting for and disclosing crypto assets held, effective for fiscal years beginning after December 15, 2024.
3. ASU 2023-09 – *Improvements to Income Tax Disclosures*: This update enhances income tax disclosures, with an effective date for annual periods beginning after December 15, 2024.
4. ASU 2023-07 – *Improvements to Reportable Segment Disclosures*: This update revises disclosure requirements for reportable segments, effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024.

The Company has evaluated these pronouncements and does not expect them to have a material impact on its financial position, results of operations, or cash flows. However, they may affect disclosures in future financial reports, as required by the applicable effective dates.

NOTE 3 – INVESTMENTS

From December 2020 to September 30, 2024, the Company acquired a total of 104 million shares of Agri-Dynamics, Inc. (PINK:AGDY) ("AGDY") in conjunction with the sale of farming rights and for consulting and financial reporting services. As of September 30, 2025 and 2024, the Company owns 104 million shares of AGDY valued at $270,400 and $780,000, respectively.

In March 2022, the Company received 200,000 warrants to purchase common stock of Quantum International Inc (OTC:QUAN) at a price of $0.001 per share, that were valued at $23,000, in exchange for consulting services. As of September 30, 2025 and 2024, the warrant is valued at $15,220 and $6,743, respectively.

The Company owns 1 million shares of Firma Holdings Corp. (OTC:FRMA) that it received in July 2021 for marketing and consulting services. The 1 million shares of Firma Holdings Corp. are valued at $100 as of September 30, 2025 and 2024.

During fiscal 2023, 2022 and 2021, the Company provided services to and received shares of common stock of Tamino Minerals Inc. (OTC:TINO). The Company owns 70 million shares valued at $70 as of September 30, 2025 and 2024.

In February 2020 and June 2021, the Company provided consulting services to IDGlobal Corp. (OTC:IDGC) and received payment in shares of common stock. The Company owns 2.2 billion shares valued as of September 30, 2025 and 2024, valued at $2,200.

In June 2020, the Company received 500,000 shares of ATWEC Technologies, Inc. (OTC:ATWT) in exchange for consulting services. As of September 30, 2025 and 2024, the Company owns 500,000 shares valued at $300 and $550, respectively.

The following table summarizes the dollar value of the equity securities owned by the Company, recorded at their fair value as of September 30, 2025 and 2024.

	September 30, 2025	September 30, 2024
ATWEC Technologies, Inc.	$ 300	$ 550
Agri-Dynamics, Inc.	270,400	780,000
Tamino Minerals Inc.	70	70
KRTL Holding Group, Inc.	2,371,800	-
Firma Holdings Corp.	100	100
Quantum International Corp.	15,220	6,743
Pervasip Corp.	9,000	7,500
IDGlobal Corp.	2,200	2,200
Total fair value of equity securities	$ 2,669,090	$ 797,163

The decrease in the value of the above equity securities for the year ended September 30, 2024 amounted to $325,769 and is recorded in the statement of operations as an unrealized loss on investments. These investments in equity securities are within the scope of ASC 321. The Company monitors the investments for any changes in observable prices from orderly transactions. All investments are initially measured at cost and evaluated for changes in estimated fair value.

Change in accounting from equity method to fair value

During the period, the Company reassessed its investment in KRTL Holding Group, Inc. ("KRTL") to determine whether the Company continued to have the ability to exercise significant influence over KRTL's operating and financial policies. As a result of KRTL's issuance of additional shares and the Company's sale of a portion of its holdings, the Company's ownership interest in KRTL was reduced to approximately 6.74% on a fully diluted basis as of September 30, 2025.

Based on the Company's reduced ownership interest and the absence of significant influence over KRTL, the Company determined that it no longer met the criteria for equity method accounting under ASC 323, Investments — Equity Method and Joint Ventures. Accordingly, the Company discontinued equity method accounting for its investment in KRTL in accordance with ASC 323-10-35-36.

Upon discontinuation of the equity method, the Company accounted for its remaining investment in KRTL as an equity security under ASC 321, Investments — Equity Securities. The carrying amount of the investment at the date the equity method was discontinued became the initial cost basis for the investment under ASC 321.

Subsequent to the change in accounting, the Company measures its investment in KRTL at fair value, with changes in fair value recognized in earnings in accordance with ASC 321-10-35-1. Fair value is determined based on quoted market prices for KRTL's common stock on the OTC Markets, which represent Level 1 inputs under the fair value hierarchy as defined in ASC 820-10-35-40.

As of September 30, 2025, the Company beneficially owned 20,100,000 shares of KRTL common stock. Based on the closing market price of $0.118 per share as of September 30, 2025, the fair value of the Company's investment in KRTL was $2,371,800, which is reflected as an equity investment on the Company's balance sheet.

During fiscal 2025, the Company sold the common stock equivalent of 10,000,000 shares of KRTL common stock for cash proceeds of $160,000. The Company recognized a realized gain on the sale of these shares of approximately $26,700. In addition, the Company recognized an unrealized gain as of September 30, 2025 related to the fair value remeasurement of its remaining KRTL shares of $2,103,637, which is included in other income in the statement of operations.

The following table summarizes the dollar value of the unrealized gains and losses from equity securities owned by the Company, for the years ended September 30, 2025 and 2024.

	September 30, 2025	September 30, 2024
ATWEC Technologies, Inc.	$ (250)	$ 200
Agri-Dynamics, Inc.	(509,600)	(26,500)
Tamino Minerals Inc.	-	(6,930)
KRTL Holding Group, Inc.	2,103,637	(60,290)
Firma Holdings Corp.	-	(1,100)
Quantum International Corp.	15,220	(2,699)
Pervasip Corp.	1,500	(7,500)
Coltivare Corp.	-	(3,150)
IDGlobal Corp.	-	(217,800)
Total unrealized gain (loss) of equity securities	$ 1,603,764	$ (325,769)

NOTE 4 – MINERAL PROPERTIES

As of September 30, 2025 and 2024, the Company's mining claims consisted of 195 unpatented claims in the Timmins Mining Camp, Ontario, Canada covering approximately 9,200 acres, with a historical cost of $341,998.

See Note 2 – Summary of Significant Accounting Policies for the Company's accounting policy for mineral properties (mineral rights), exploration and evaluation expenditures, and annual claim maintenance fees.

NOTE 5 – STOCKHOLDERS' EQUITY

On November 2, 2023, the Company increased its authorized shares to 410,000,000, consisting of 400,000,000 shares of common stock and 10,000,000 shares of preferred stock. 1,000,000 shares of Series A preferred stock were created and issued with the following powers, preferences, qualifications, limitations or restrictions, and relative rights:

The Series A Preferred Stock shall not be convertible into common stock of the Company. The outstanding shares of Series A Preferred Stock shall be entitled to the number of votes, collectively, which shall be equal to 70% of the total number of votes that may be cast (including the votes of the issued and outstanding common stock as well as any voting preferred stock) at the time of such vote, at each meeting (or by written consent) of shareholders of the Company for their action or consideration, including the election of directors. The Company shall not amend, alter or repeal the Series A Preferred Stock, special rights or other powers of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without written consent or affirmation vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

On February 5, 2024, via a forward stock split, the Company issued 106,960,795 shares of common stock to its parent corporation, Mesa Home Resources Inc. ("Mesa"), bringing the total outstanding shares of common stock to 116,960,795. Mesa completed a spin-off of the Company on April 12, 2024 through a pro rata distribution of the Company's common stock to the stockholders of Mesa as of November 2, 2023. Each Mesa stockholder received one share of Company common stock for each share of Mesa common stock held at the close of business, New York City time, on November 2, 2023, the record date of the spin-off. The distribution was made in book-entry form.

The stock split has been applied retroactively in the presentation of the financial statements for all periods prior to the split, and all share amounts, per-share data, and related disclosures have been adjusted accordingly to reflect the stock split as if it had occurred at the beginning of the earliest period presented. Consequently, as of September 30, 2023 and 2022, 116,960,795 shares of common stock are issued and outstanding.

The Company has authorized 400,000,000 shares of common stock, par value of $0.001. There were 117,260,795 and 116,960,795 shares of common stock issued and outstanding as of September 30, 2024 and 2023, respectively.

On June 4, 2024, the Company issued 300,000 shares of its common stock at a value of $0.10 per share, or $30,000, as a payment for an advisory agreement.

In October 2024 the Company sold 100,000 shares of common stock and a common stock purchase warrant to purchase 100,000 shares of common stock at a price of $0.10 per share to an accredited investor and received cash proceeds of $10,000.

The Company sold 20,000,000 shares of its common stock to its Chief Executive Officer for $20,000 on April 28, 2025.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with litigation, claims, and assessments in accordance with ASC 450, Contingencies, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Costs for professional services associated with litigation matters are expensed as incurred. As of September 30, 2025 and 2024, the Company was not a party to any material litigation and had not accrued any amounts related to litigation matters.

Contingencies

The Company is not subject to any material contingencies that would require accrual or disclosure under ASC 450 as of September 30, 2025 and 2024.

NOTE 7 – INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using

enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The Company files income tax returns as a C corporation in the United States and in the States of New York and New Jersey. The Company evaluates the realizability of its deferred tax assets and establishes a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized.

Pretax income (loss) by jurisdiction

The Company operates solely in the United States. Pretax income (loss) consisted of the following:

	September 30, 2025	September 30, 2024
Domestic	$1,417,935	$(204,089)
Foreign	$ —	$ —

Income tax expense

The components of income tax expense were as follows:

	September 30,2025	September 30, 2024
Current	$—	$—
Deferred	$—	$—
Total	$—	$—

Effective tax rate reconciliation

The following table reconciles the U.S. federal statutory income tax rate to the Company's effective income tax rate:

	September 30, 2025	September 30,2024
Statutory federal tax (benefit) at 21%	$ 297,766	$(42,859)
Change in valuation allowance	$(297,766)	$ 42,859
Income tax expense (benefit)	$ —	$ —
Effective tax rate	0.0%	0.0%

Deferred tax assets and valuation allowance

Significant components of the Company's deferred tax assets relate to net operating loss carryforwards. At September 30, 2025 and 2024, the Company had federal and New York net operating loss carryforwards. The Company maintains a full valuation allowance against its deferred

tax assets due to cumulative operating losses, lack of recurring taxable operating income, and uncertainty regarding the timing and amount of future taxable income.

Year	Federal DTA (21%)	NY DTA (6.5%)	Total DTA
2025	$36,230	$11,214	$47,444
2024	$18,466	$5,716	$24,182

A valuation allowance equal to the gross deferred tax assets has been recorded for both periods presented, resulting in a net deferred tax asset of zero.

Net operating loss carryforwards

As of September 30, 2025 and 2024, the Company had federal and state net operating loss carryforwards of approximately $172,525 and $87,936, respectively. Federal net operating losses generated after December 31, 2017 may be carried forward indefinitely and are limited to 80% of taxable income in any future year. State net operating loss carryforwards are subject to state-specific utilization limitations and expiration periods.

Income taxes paid

The Company paid no income taxes during the years ended September 30, 2025 and 2024.

	September 30, 2025	September 30, 2024
Federal	$—	$—
State	$—	$—
Foreign	$—	$—

Uncertain tax positions

The Company has not recorded any unrecognized tax benefits as of September 30, 2025 or 2024. The Company's policy is to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties were recognized during the years ended September 30, 2025 or 2024. The Company is subject to examination by U.S. federal and state tax authorities for fiscal years 2022 through 2025.

NOTE 8 – FAIR VALUE

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or

liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3: inputs are unobservable inputs for the asset or liability.

Financial assets measured at fair value on a recurring basis are summarized below as of September 30, 2025 and 2024:

	Level 1	Level 2	Level 3	Total
September 30, 2025				
Equity securities at fair value	$ 2,669,090	$ —	$ —	$2,669,090
Equity method investments	$ —	$ —	$ —	$ —
September 30, 2024				
Equity securities at fair value	$ 797,163	$ —	$ —	$ 797,163
Related party equity securities at fair value	$ 505,109	$ —	$ —	$ 505,109

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value (disclosures required by the Fair Value Measurements Topic of the FASB Accounting Standards Codification).

Cash and cash equivalents, accounts receivable, and accounts payable

In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Debt

The debt is carried at its face value plus accrued interest. Based on the small size of the Company, it is impracticable for the Company to estimate the fair value of its debt.

The Company has no instruments with significant off balance sheet risk.

NOTE 9 – EARNINGS PER COMMON SHARE

Earnings per share of common stock data for the years ended September 30, 2025 and 2024 was computed as follows:

	Year Ended September 30, 2025	Year Ended September 30, 2024
Net income (loss) attributable to common stockholders – basic	$ 1,417,935	$ (204,089)
Adjustments to net income	—	—
Net income (loss) attributable to common stockholders – diluted	$ 1,417,935	$ (204,089)
Weighted average common shares outstanding - basic	125,704,835	117,057,224
Effect of dilutive securities	—	—
Weighted average common shares outstanding – diluted	125,704,835	117,057,224
Earnings (loss) per share - basic	$ 0.01	$ (0.00)
Earnings (loss) per share - diluted	$ 0.01	$ (0.00)

For the years ended September 30, 2025 and 2024, the Company has no dilutive securities.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company owes its Chief Executive Officer $32,662 and $35,324 as of September 30, 2025 and 2024, for unreimbursed payments to vendors and non-interest bearing advances made to the Company.

No salary was paid to the Chief Executive Officer in the years ended September 30, 2025 and 2024. The Company sold 20,000,000 shares of its common stock to its Chief Executive Officer for $20,000 on April 28, 2025.

NOTE 11 – CONCENTRATIONS

In the year ended September 30, 2025, no customer accounted for more than 10% of revenues. In the year ended September 30, 2024, one customer accounted for 29% of revenues.

NOTE 12 – INTANGIBLE ASSETS

Intangible assets with defined useful lives are generally measured at cost less straight-line amortization. The useful life is determined using the period of the underlying contract or the period

of time over which the intangible asset can be expected to be used. Impairments are recognized if the recoverable amount of the asset is lower than the carrying amount. The recoverable amount is the higher of either the fair value less costs to sell or the value in use. The value in use is determined on the basis of future cash inflows and outflows, and the weighted average cost of capital. Intangible assets with indefinite useful lives, such as trade names and trademarks, that have been acquired as part of acquisitions are measured at cost and tested for impairment annually, or if there is an indication that their value has declined.

The Company's capitalized software is the only intangible asset. The proprietary software provides energy usage data to customers. It is being amortized over a 15-year period and has a remaining useful life of 12.25 years as of September 30, 2025. The recorded cost of the software was $61,859. Amortization expense amounted to $4,124 for the years ended September 30, 2025 and 2024, respectively, resulting in net intangible asset of $51,125 and $55,249 as of September 30, 2025 and 2024, respectively.

NOTE 13 – DEBT

The Company's wholly owned subsidiary, Noveda Technologies Inc. ("Noveda"), has outstanding indebtedness related to financing arrangements entered into with WebBank through the QuickBooks Capital platform. The loans were obtained to provide working capital for Noveda's operations and are unsecured. The obligations under the loans are guaranteed by the Company's Chief Executive Officer.

QuickBooks Term Loan

On December 4, 2024, Noveda borrowed $63,000 under a term loan agreement with WebBank. The loan has an 18-month term and bears interest at a stated annual rate of 18.0%. Principal and interest are payable in fixed monthly installments of $4,017.36 over the term of the loan. The loan may be prepaid at any time without penalty.
As of September 30, 2025, the outstanding principal balance of the term loan was $33,594.

QuickBooks Line of Credit

On September 24, 2025, Noveda entered into a line of credit arrangement with WebBank that provides for borrowings of up to $12,000. Borrowings under the line of credit bear interest at a stated annual rate of 13.99%. Monthly payments of principal and interest are required based on the outstanding balance. The line of credit has a stated term of 365 days and may be prepaid at any time without penalty.

As of September 30, 2025, $12,000 was outstanding under the line of credit.

All of the Company's outstanding indebtedness is classified as current, as the remaining contractual maturities of the term loan and line of credit occur within the next fiscal year. All amounts outstanding under the term loan and line of credit are scheduled to mature during fiscal 2026.

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 2, 2026. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Fortune Nickel and Gold Inc.

Ladies and Gentlemen:

The undersigned understands that Fortune Nickel and Gold Inc., a Corporation organized under the laws of New York (the "Company"), is offering up to $5000000 of Common Stock shares (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated 2026-09-10 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").
2. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.
3. **The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 12:00 a.m. Central time on 2027-09-10, or at such other time and place as the Company may designate by notice to the undersigned.
4. **Payment for Securities.** Payment for the Securities shall be received by Luminate Bank (the "Escrow Agent") from the undersigned by [ACH transfer or wire transfer] of immediately available funds or other means approved by the Company at least [two] days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company.

   The undersigned understands and agrees that ownership of the Securities will be evidenced by book-entry records maintained by the Company or its designated transfer agent, if any, and that no physical certificate will be issued unless otherwise determined by the Company.
5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:
   (a) The Company is duly formed and validly existing under the laws of New York, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.
   (b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.
   (c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

(d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

   a) General.

   i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

   ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

   iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

   iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

   b) Information Concerning the Company.

   i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

   ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

   iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

   iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

   v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

   vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

   vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

   c) No Guaranty.

   i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment

in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

9. **Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the New York __________, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York __________, without regard to conflict of law principles thereof.

15. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]
with a copy to:	Attention: [ATTORNEY NAME] E-mail: [E-MAIL ADDRESS]
If to the Purchaser:	______________________ ______________ E-mail: __________ Attention: __________

18. **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this .

PURCHASER (if an individual):
By ______________________ Name:

PURCHASER (if an entity):
______________________ Legal Name of Entity By ______________________ Name: Title:

State/Country of Domicile or Formation: New York

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to __________ shares __________ for $______________.

Fortune Nickel and Gold Inc.
By ______________________ Name: Paul Riss Title: CEO

FORTUNE NICKEL & GOLD

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Go For The Gold!

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Join Us in a Data-Driven Gold Rush

Fortune is raising capital to begin drilling at its Gowan Project near Timmins, Ontario.


Gowan
0
10
20 km

Gowan in the Timmins mining district. Locations shown are for regional context and do not establish mineralization on Fortune's property

Fortune has combined historical exploration information, induced-polarization surveys, satellite-based remote sensing, overburden sampling and other geological and geophysical data to identify areas at Gowan for additional evaluation and possible drilling. The next step is to test selected targets.

Fortune has an Ontario exploration permit for Gowan that authorizes specified drilling and related early-exploration activities.

5,400 ACRES	117 CLAIM UNITS	PERMIT IN PLACE
Approximate size of the Gowan Project	Gowan mineral-claim package	Specified drilling and related exploration authorized

Raised to Date

$0

Coming Soon

ID: FA-CF-2026
Exemption: REG-CF
Issue Type: Equity
Common Stock
Accredited Only: No
Financials: Audited
Audited By: Aloba, Awomolo & Partners
Price per Share: $0.20
Minimum Investment: $250
Requested Investment: $1,000
Investment Increments: $50
Minimum Goal: $10,000
Stretch Goal: $500,000
Maximum Goal: $5,000,000
Raise Start Date: September 10th, 2026
Raise Target Date: September 10th, 2027
Raise End Date: December 31st, 2026

Fortune Nickel and Gold Inc - Audited Financials

Fortune Nickel and Gold Inc - Form of Subscription Agreement (blank)

SEC EDGAR Filings:
Investment Disclosures

Investor Forum

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TIGER MARK™

This issuer's offering is insured by the TigerMark™ insurance policy. Please click here to learn more about this policy.

1. THE OFFERING

Help Us Put the Drill in the Ground

Offering Term	Offering Terms
Security	Units of Common Stock
Offering price	$0.20 per security
Minimum investment	$250
Target offering amount	$10,000
Maximum offering	$5,000,000
Maximum securities offered	25,000,000
Offering deadline	October 31, 2026
Intermediary	Silicon Prairie Holdings Inc.

Voting rights	One vote per common share, subject to the voting rights of the Series A Preferred Stock

The outstanding Series A Preferred Stock has voting power equal to 70% of Fortune's total voting power. Purchasers of common stock therefore will have limited voting influence.

2. INTRODUCTION

We Have the Targets. Now We Need to Test Them.

Fortune's principal exploration asset is the Gowan Project, approximately 25 kilometers northeast of Timmins, Ontario, within the Abitibi Greenstone Belt. Gowan consists of 117 mineral claim units covering approximately 5,400 acres.

The exploration program combines historical exploration and drilling information, induced-polarization geophysical surveys, satellite-based remote sensing, overburden sampling and geological and geophysical analysis. The purpose is to combine multiple datasets to identify areas that management and its technical advisers believe justify physical testing.

Fortune has not established a mineral resource or reserve at Gowan. Drilling and laboratory assays are necessary to determine what is actually beneath the targets.



Hudson Bay
MANITOBA
James Bay
CANADA
ONTARIO
QUEBEC
N
Fortune Gowan project
USA
L. Superior
Lake Michigan
Lake Huron
USA
USA
LEGEND
National capital
Provincial capital
Other populated places
International boundary
Provincial boundary
Scale
100 0 100 200 300
km km

Location of the Gowan Project in Ontario. Source: Fortune investor materials.

3. PROBLEM

Much of What We Are Looking For Is Hidden

Mineral exploration is fundamentally a search problem. Geological features may be obscured by overburden, and surface observations alone cannot determine the existence, grade or economic value of a mineral deposit.

More than one billion years ago, glacial processes associated with Glacial Lake Ojibway deposited a thick sequence of clay over portions of the Gowan property, with cover interpreted to exceed 50 meters in places. This clay-rich overburden may have concealed the underlying bedrock structures and any associated mineralization from earlier generations of prospectors, particularly those relying on surface observations, shallow trenching, or limited near-surface sampling. At the same time, the clay cover may have helped protect the underlying system from weathering and erosion.

The same glacial cover that may have hindered historical prospecting now represents a potentially important exploration opportunity. Because the overburden masks the bedrock below, earlier surface-based methods may not have been effective in identifying concealed mineralized structures. Fortune's exploration thesis is that modern geophysical methods, combined with targeted drilling through the overburden, can test the bedrock structures, alteration zones, and geochemical signatures that earlier prospectors may not have been able to evaluate effectively.

In that sense, what once acted as an obstacle to discovery may now be an advantage for a modern explorer. The Company believes the concealed setting may have delayed the discovery of prospective mineralization while helping preserve the integrity of the underlying mineral system. Fortune's planned drilling program is intended to penetrate the overburden and evaluate whether the structural and geological features identified to date are associated with gold- and nickel-bearing mineralization. Fortune has completed substantial target-generation work at Gowan. The next stage is physical testing.

4. SOLUTION

Explore Methodically. Drill Selectively. Let the Results Guide the Next Step.

At Gowan, Fortune is using modern exploration tools to look through an estimated 25 to 75 meters of overburden and identify targets in the bedrock below.

Regional Clay Profile Comparison



Gowan Property
25m - 75m
Kidd Creek Mine
20m - 30m
Crawford Project
20m - 40m

Fortune uses induced-polarization surveys, SGH geochemical sampling, satellite-based analysis and historical information together to refine Gowan targets. No single dataset establishes mineralization; the purpose of the integrated work is to identify areas that justify physical testing through drilling.

Our solution is:

1. Drill selected targets - Retain qualified drilling contractors and technical consultants and test selected areas as financing permits.
2. Analyze the samples - Submit drill core or other samples to qualified laboratories for assay and analysis.
3. Follow the evidence - Use the results to determine whether additional drilling, sampling or other exploration work is warranted.

5. WHY NOW?

The Geology Didn't Change. The Gold Market Did.

The rocks and mineral systems at Gowan have existed for more than a billion years. What has changed is the market for gold—and Fortune's ability to identify and test specific targets.

Fortune's 2022 induced-polarization program identified subsurface anomaly trends at Gowan, and the 2023 Axiom remote-sensing work added structural and alteration information. Fortune then completed a Gowan-focused Soil Gas Hydrocarbon (SGH) program in 2023 to test areas associated with the IP and conductive trends and help focus future drilling.

The SGH report, dated December 11, 2023, covers two GPS-controlled grids and 431 analyzed samples. Samples were evaluated for gold, nickel and copper. The survey identified moderately anomalous zones, and the report cautioned that SGH results should be considered together with other geological, geochemical and geophysical information.

Meanwhile, the gold market changed dramatically. The World Gold Council reported the LBMA Gold Price PM at $1,942 per ounce on August 31, 2023. Reuters reported spot gold at $4,623.94 per ounce on August 21, 2026 - an increase of approximately 138%.

A higher gold price does not make a discovery at Gowan more likely, and Fortune has not established a mineral resource or reserve. But it materially changes the economic backdrop for gold exploration and helps explain why management is focusing the current Gowan program on gold. Fortune has an exploration permit and intends to move from target generation to drilling, assays, Qualified Person review and planned NI 43-101 technical work.

The targets have been there. The reason to test them has become more compelling.

Gold price sources: World Gold Council, Gold Market Commentary - August 2023; Reuters, August 21, 2026.


NORTH SOIL GRID
IP GRID LINES
RCD F-68 HOLE
L150W
GOWAN CLAIM BLOCK
IP TREND
SOUTH SOIL GRID
IP TREND

Map legend: Red outline = Gowan claim block; black circles = 2023 SGH soil-sample locations; light-blue lines = IP grid lines; orange marks = interpreted IP trend; RCD F-68 = historical reverse-circulation drill hole.

Gowan claim block showing the 2023 North and South SGH soil-sampling grids, IP grid lines and interpreted IP trends, and historical RCD hole FH-68. Source: J.C. Grant, Soil Gas Hydrocarbon Survey Report, Gowan Property, December 11, 2023.

SGH, IP and other geophysical or geochemical anomalies are exploration indicators only and do not establish the existence, grade, quantity or economic recoverability of a mineral deposit.

6. PROJECTS AND TARGET AREAS

Gowan Project - Our First Exploration Priority

Gowan is Fortune's principal mineral-exploration asset. It is located approximately 25 kilometers northeast of Timmins, Ontario and covers approximately 5,400 acres in 117 mineral claim units. The Company has an exploration permit in place for Gowan that authorizes specified drilling and related early-exploration activities.




OTTAWAY/BECK BLOCK
78 UNITS
CANADA NICKEL MINE
NOBLE MINERALS GOLD PROJECT
GOWEST GOLD MINE
GLENCOR KIDD MINE
GOWAN BLOCK
117 UNITS
0
10.3
KM
N
FORTUNE NICKEL AND GOLD INC. GOWAN, BECK, OTTAWAY LENNOX CLAIM BLOCKS WITH SURROUNDING MINES AND EXPLORATION PROJECTS
KIDD MINE- COPPER/ZINC/SILVER MINE
GOWEST GOLD- GOLD MINE
NOBLE MINERALS- LUCAS GOLD PROPERTY
CANADA NICKEL- NICKEL,COLBALT, PLATINUM,PALLADIUM PROJECT

Fortune's Ontario mineral-claim portfolio: Gowan Block (117 units) and Ottaway/Beck Block (78 units), shown with surrounding mines and exploration projects.

The map is provided for regional context. The surrounding mines and exploration projects shown are separate from Fortune's claim blocks, and their proximity does not establish the existence, grade, quantity or economic recoverability of mineralization on Fortune's properties.

Beyond Gowan

Fortune's Ontario portfolio extends beyond Gowan. Together, the Ontario properties comprise 195 mineral claim units covering more than 9,200 acres. Gowan is the first drilling priority. If Fortune raises additional capital, management expects to deploy additional exploration funds to Gowan and then advance work on other territories as appropriate.

Additional exploration permits are in place for the Beck-Ottaway project areas. Those properties are a later-stage use of offering proceeds after the Company's initial Gowan priority, depending on the amount raised and exploration results.

Fortune also has an agreement relating to evaluation of eight unpatented lode mining claims near Acton, California, identified in Bureau of Land Management records as the GO FOR BROKE 442CT 1–8 claims. The claims are located within the Angeles National Forest. Fortune has not established mineral resources or reserves there.

7. EXPLORATION PROGRESS AND NEXT MILESTONES

From Target Generation to Drilling and Qualified Person Review

Fortune has advanced Gowan from mineral-claim acquisition and target generation to a permitted exploration project with identified areas ready for physical testing.

What Fortune Has Completed

117	5,400	PERMIT	2
Gowan claim units	Approximate Gowan acres	Gowan exploration permit in place	Company-designated IP anomaly zones

What Comes Next

1. **Drill the Targets**
   Fortune intends to conduct an initial drilling program at Gowan as financing permits.
2. **Assay and Interpret the Results**
   Drill core and other samples will be submitted for laboratory analysis. The results will help management and its technical advisers determine whether additional drilling or other exploration work is warranted.
3. **Engage a Qualified Person and Pursue an NI 43-101 Technical Report**
   Fortune intends to engage a Qualified Person to review the available technical information for Gowan and pursue preparation of an NI 43-101 technical report. The planned technical work is intended to provide a Qualified Person-prepared technical framework for documenting the exploration work completed to date, evaluating the Gowan Project and helping guide the next phase of exploration. Whether the available information ultimately supports a mineral resource estimate or other technical conclusions will depend on exploration results, available data and the Qualified Person's professional conclusions.
4. **Follow the Evidence**
   Drilling, assay results and Qualified Person technical review will help Fortune determine whether to conduct additional exploration, raise additional capital, pursue a strategic relationship or consider other alternatives for the property.

8. BUSINESS MODEL

Operating Revenue Today. Mineral Exploration for Long-Term Value Creation

A wholly owned subsidiary, Noveda Technologies Inc. ("Noveda") provides real-time, web-based energy and water monitoring and analytics. Its services help customers monitor consumption, renewable-energy performance, operating trends and potential inefficiencies. Noveda serves more than 100 energy monitoring customers.

A wholly owned subsidiary, ICF Industries Inc. ("ICF") provides accounting, financial-reporting and related consulting services. Noveda and ICF help fund portions of

Fortune's operating expenses and corporate infrastructure while mineral exploration continues.

The mineral-exploration component is longer-term. If technical results are favorable, possible paths could include additional exploration, strategic investment, joint ventures, option arrangements, property transactions or development arrangements. None of those outcomes is assured.

9. USE OF PROCEEDS

How Much Drilling Can We Do?

The size of the raise directly affects how much exploration Fortune can undertake. The Company's first operational priority is Gowan drilling and related exploration.

$300,000	$1,000,000
Management estimate: approximately 3 drill holes	Management estimate: approximately 10 drill holes

These are planning estimates, not fixed-price commitments. Actual drilling scope and cost will depend on program design, site conditions, contractor pricing and availability, regulatory requirements and other factors. The results of drilling will determine what activity Fortune pursues thereafter.

Use at Maximum Raise	Amount	Percent
Gowan exploration	$1,600,000	32.0%
Future wages	$1,000,000	20.0%
Campaign marketing / reimbursement	$500,000	10.0%
Beck-Ottaway exploration	$500,000	10.0%
Go For Broke exploration / evaluation	$500,000	10.0%
Intermediary fees	$300,000	6.0%
Noveda operations	$270,000	5.4%
Operating expenses	$250,000	5.0%
D&O insurance	$50,000	1.0%
Accounting / audit fees	$20,000	0.4%
Attorney fees	$10,000	0.2%
TOTAL	**$5,000,000**	**100.0%**

10. POTENTIAL RETURN FRAMEWORK / LIQUIDITY PATH

The Drill Results Come First

Fortune has not projected a future stock price or specific investor return. The immediate objective is to generate credible technical information through drilling and assays.

- Favorable results could support additional drilling or technical work.
- Technical results could support additional financing or strategic investment.
- Fortune could pursue a joint venture, option or property-level transaction.
- Fortune intends to pursue quotation of its common stock on an appropriate OTC Markets market, or a Canadian market, or both, but there is no assurance that public quotation or a liquid trading market will develop.

DRILLING	ASSAY RESULTS	MORE EXPLORATION / STRATEGIC ALTERNATIVES	POTENTIAL MARKET VALUE DISCOVERY

11. FAQ

What am I investing in?
You are purchasing Fortune common stock at $0.20 per share.

What is Fortune doing with my investment?
The Company's first exploration priority is Gowan. Offering proceeds are intended to fund drilling and related exploration, with broader uses as more capital is raised.

Has Fortune discovered a gold deposit?
No. Fortune has not established a mineral resource or reserve at Gowan.

Then why drill there?
Fortune has assembled historical information, IP geophysics, satellite-based analysis and the 2023 SGH geochemical survey to identify targets that management believes justify drilling. With gold prices materially higher than in 2023, management is currently emphasizing the gold potential at Gowan while recognizing that only drilling and assays can determine what is actually present.

Does Fortune already have permission to drill?
Fortune has an Ontario exploration permit for Gowan authorizing specified drilling and related early-exploration activities.

What happens if Fortune raises more money?
More capital can support additional Gowan drilling and technical work and, at higher raise levels, exploration of Beck-Ottaway and evaluation of the California-based Go For Broke property as described in the use of proceeds.

What is an NI 43-101 technical report?
Fortune intends to engage a Qualified Person to review Gowan's technical information and pursue preparation of an NI 43-101 technical report. The report would provide a Qualified Person-prepared technical framework concerning the property and the exploration work conducted. It would not, by itself, establish that Fortune has discovered an economically recoverable mineral deposit; technical conclusions would depend on the available data and the

Qualified Person's work.

Does Fortune currently have revenue?

Yes. Noveda and ICF are revenue-generating operating subsidiaries. Fortune's mineral properties do not currently generate mineral-production revenue.

Will Fortune's shares trade publicly?

Fortune intends to pursue quotation on an appropriate OTC Markets market, but there is no assurance that public quotation or a liquid secondary market will develop.

Who controls Fortune?

The outstanding Series A Preferred Stock represents 70% of Fortune's total voting power, and is owned by our Chief Executive Officer. Purchasers of common stock therefore will have limited voting influence.

12. LEADERSHIP AND MINING ADVISORS

What am I investing in?

Fortune combines public-company leadership with decades of mining engineering, mine development and mineral exploration experience.

Paul H. Riss, CPA

Chief Executive Officer, President and Secretary

Paul Riss has more than 40 years of experience in accounting, finance, public-company management and entrepreneurship. A New York licensed CPA, he began his career with Ernst & Young and has served in senior executive and board roles for public companies.

At Fortune, he is responsible for corporate strategy, capital formation, financial reporting and execution of the Company's exploration business plan.

Charles Gryba, P.Eng.

Strategic Advisor

Charles Gryba is a mining engineer with extensive experience in the Timmins mining camp. He began his mining career in nickel operations in Manitoba and later served as Manager of Engineering and Geology for Pamour Mines in Timmins, where his responsibilities included gold mining operations and the reopening of the historic Hollinger project.

Mr. Gryba has also served as president and director of Canadian junior mining companies and has experience with gold and nickel exploration, mine planning and mine development.

As a strategic advisor to Fortune, Mr. Gryba assists with geological, technical and mining decisions relating to the Company's Ontario exploration properties.

David C. Beling, P.E.

Mining Advisor

David Beling is a Registered Professional Mining Engineer with more than six decades of project and corporate experience in the mining industry.

His career includes senior positions with major and junior mining companies and experience evaluating and developing mining projects involving gold, copper, nickel, cobalt, uranium and other minerals. He has examined, significantly reviewed or been directly involved with more than 90 underground mines, more than 130 open-pit mines and more than 170 process plants worldwide.

Mr. Beling provides Fortune with mining-engineering and project-development perspective as the Company evaluates its exploration targets and plans future drilling.

Mark Ruthenberg

Online Communications Manager

Mark Ruthenberg brings more than 20 years of experience in website development, online visibility, investor communications, and public-company reporting. As President of TransCanada FoundLocally Inc., he developed and operated FoundLocally, a community information network covering 30 communities across Canada. More recently, he built TransCanadaHighway.com into a high-traffic website supported by organic search and social media, without paid advertising.

Mr. Ruthenberg is a former Chartered Accountant, the Canadian equivalent of a CPA, and has served as a startup founder and public-company executive. His background combines financial reporting, investor disclosure, technology, and digital communications. Earlier in his career, he worked in computer training and authored more than 300 computer books. He also serves as Vice President of Career Transition at Advantage Tech Inc., where he provides clients with LinkedIn and online job-search expertise.

Pedro Villagrán-García

Corporate Development Manager

Pedro Villagrán-García has more than 35 years of experience in the mining industry, including service as an engineer, executive, officer, and director of publicly traded companies. He holds both an engineering degree and an MBA from Instituto Tecnológico y de Estudios Superiores de Monterrey, commonly

known as Monterrey Tec.

Mr. Villagrán-García participated with senior executives in raising approximately $35 million in venture capital for Farallon Resources Ltd., helping finance the development of a company with mining interests in Mexico that later became publicly traded in Canada. He also worked with Argo Gold Inc., helping raise capital, support investor relations and marketing, and plan exploration logistics and operations in Ontario's Red Lake mining district. His experience includes capital formation, investor communications, mining operations support, and public-company development.

It is time to test the targets.

Join Us in a Data-Driven Gold Rush

$0.20	$250
Per share of common stock	Minimum investment

REVIEW THE OFFERING AND INVEST

Regulation Crowdfunding offering conducted through Silicon Prairie Capital Partners, LLC. Investors should review the Form C, financial statements, risk factors, use of proceeds and offering terms before investing.

Fortune Nickel and Gold: Going for the Gold

Video Script

We Are Going for the Gold!

And we invite you to join us in a data-driven gold rush.

In 2020, I founded Fortune Nickel and Gold, an exploration-stage company focused on mineral properties in Ontario.

Today, Fortune owns 195 mineral claims covering approximately 9,200 acres in the Timmins mining district.

We have invested more than $730,000 in acquiring and exploring these properties.

Gold's impressive rise over the past two years casts a bright light on its enduring appeal as a monetary hedge, a resilient store of value beyond the fiat system, and a compelling tool for wealth preservation, crisis protection, and portfolio stability.

For Fortune, that makes this an especially interesting time to investigate the gold targets identified on our properties.

Nickel is an important industrial metal used in stainless steel and certain electric-vehicle batteries.

Gold also has important industrial applications, particularly in electronics and aerospace.

Our objective is straightforward: to investigate whether nickel, gold, copper and other minerals are present on our properties in concentrations that could justify further development.

To help answer that question, we have conducted induced polarization analysis, remote-sensing work and a soil gas hydrocarbon program targeting areas for gold, nickel and copper.

That work has identified anomalies that we believe warrant further investigation.

And now we have reached the point where the next important step is drilling.

Mineral exploration involves substantial uncertainty. We have not established mineral reserves, and drilling may not result in the discovery of a commercially viable mineral deposit.

But that is why we explore — to learn what may be beneath the surface.

Our exploration work has identified targets that we believe may be associated with nickel and gold mineralization beneath a substantial layer of clay-rich overburden. That overburden can make exploration from the surface more difficult.

Fortune's planned drilling program is intended to penetrate the overburden and test whether the geological and structural features we have identified are associated with gold- and nickel-bearing mineralization.

The data has given us targets. The next step is drilling.

Fortune Nickel and Gold is now conducting a Regulation Crowdfunding offering.

We are going for the gold, and we invite you to learn more about Fortune and our data-driven exploration program.

Please visit our campaign page, review our offering statement and risk factors carefully, and decide whether you would like to become a stakeholder in Fortune Nickel and Gold.